                                [LETTERHEAD]

                                                      FILE NO. 1-3431
                                                      REGULATION BW
                                                      RULE 3

                                                      September 23, 1997
VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen:

         Pursuant to Rule 3 of Regulation BW, please find attached (i) a Report dated September 23, 1997 of the International Bank for Reconstruction and Development (the "Bank") with respect to one or more proposed issues of debt securities of the Bank, and (ii) a Supplemental Report dated September 23, 1997 of the Bank with respect to the Bank's Short-Term Notes.

                                                Sincerely yours,


                                                Scott B. White
                                                Chief Counsel, Finance
Attachments

                                                           FILE NO. 1-3431
                                                           REGULATION BW
                                                           RULE 3

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION

                                450 Fifth Street, N.W.
                                Washington, D.C. 20549

                                      REPORT OF

                INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

                     With respect to one or more proposed issues
                            of debt securities of the Bank

                      Filed pursuant to Rule 3 of Regulation BW

                              Dated:  September 23, 1997

    The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

    Items 1-6.     Not yet known.  This information will be included in the
                   prospectus for a particular issue.

       Item 7.     Exhibit
                   -------

                   Exhibit A:  Information Statement dated September 15, 1997.

                             INFORMATION STATEMENT
                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                AND DEVELOPMENT

                               [WORLD BANK LOGO]

    The Bank intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by the Bank directly or through agents.

    The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to the Bank, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

                          AVAILABILITY OF INFORMATION

    This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address: http://www.sec.gov/ edgarhp.htm.
    Upon request, the Bank will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to the Bank's main office at 1818 H Street, N.W., Washington, D.C. 20433,
Attention: Treasury Finance Department, tel: (202) 458-8800, or to the following regional offices of the Bank: 66 Avenue d'Iena, 75116 Paris, France, tel: (331) 40-69-30-09; New Zealand House, 15th Floor, Haymarket, London SW1 Y4TE, England, tel: (44171) 930-8511; and Fukoku Seimei Building 10F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100, Japan, tel: (813) 3597-6662.
    RECIPIENTS OF THIS INFORMATION STATEMENT SHOULD RETAIN IT FOR FUTURE REFERENCE, SINCE IT IS INTENDED THAT EACH PROSPECTUS AND ANY SUPPLEMENTAL INFORMATION STATEMENT ISSUED AFTER THE DATE HEREOF WILL REFER TO THIS INFORMATION STATEMENT FOR A DESCRIPTION OF THE BANK AND ITS FINANCIAL CONDITION, UNTIL A SUBSEQUENT INFORMATION STATEMENT IS FILED.

September 15, 1997

                              SUMMARY INFORMATION
                AS OF JUNE 30, 1997, UNLESS OTHERWISE INDICATED

    The International Bank for Reconstruction and Development (the Bank) is an international organization established in 1945 and owned by its member countries. The Bank's main goals are to promote economic development and to reduce poverty. It pursues these goals primarily by providing loans and related technical assistance for specific projects. It also finances programs of economic reform in developing member countries. The five largest of the Bank's 180 shareholders are the United States (with 17.0% of the total voting power), Japan (6.0%), Germany (4.7%), France (4.5%) and the United Kingdom (4.5%).

    The financial strength of the Bank is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for the Bank is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to the Bank. The Bank's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit market and credit risk. In this environment, the Bank has achieved consistent profitability, earning profits every year since 1948. Net income for the fiscal year ended June 30, 1997 was $1.3 billion, which represented a return of 1.04% on average earning assets.

EQUITY AND BORROWINGS

    EQUITY. The Bank's shareholders have subscribed to $182.4 billion of capital, $11.0 billion of which has been paid in and the remainder of which is callable if needed. The callable portion may be called only to meet the Bank's obligations for borrowings or guarantees; it may not be used for making loans. The Bank's equity also included $16.2 billion of retained earnings.

    BORROWINGS. The Bank diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world's major capital markets, as well as directly from member governments and central banks. The Bank's outstanding borrowings of $96.7 billion were denominated in 26 currencies or currency units and included $7.7 billion of short-term borrowings.

ASSETS

    LOANS. Most of the Bank's assets are loans, which totaled $105.8 billion outstanding. According to its Articles of Agreement, the Bank may only make loans directly to, or guaranteed by, a member country. The Bank's Articles also limit the total amount of loans and guarantees the Bank can extend. Projects financed by Bank loans are required to meet the Bank's standards for technical, economic, financial, institutional and environmental soundness; and loans are made only for countries deemed creditworthy. The Bank does not reschedule interest or principal payments on its loans, and it has never written off a loan.

    Loans in nonaccrual status totaled 2.2% of the Bank's loan portfolio, and represented loans made to or guaranteed by seven countries. The Bank's accumulated loan loss provision was equivalent to 3.0% of its total loans outstanding.

    LIQUID INVESTMENTS. The Bank holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in timing its market borrowings. Its liquid investments totaled $18.1 billion, of which $1.3 billion was classified as held-to-maturity. Beginning July 1, 1997, the Bank's policy is to hold liquid balances that meet or exceed a specified minimum amount at all times during a fiscal year. The minimum amount is equivalent to the highest six months of the Bank's expected debt service obligations plus one-half of net loan disbursements, as projected for that year. For fiscal year 1998, the minimum amount has been set at $17.3 billion.

RISK MANAGEMENT

    The Bank seeks to avoid exchange risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its reserves to that of its outstanding loans. The Bank also limits its interest rate risk in its loans and in its liquidity portfolio.

    The Bank uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce borrowing costs, improve investment returns and better manage balance sheet risks. The principal amount payable under outstanding currency swaps totaled $29.7 billion, and the notional principal amount of outstanding interest rate swaps totaled $34.0 billion. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties, and increasingly through netting and collateralization arrangements.

         THE ABOVE INFORMATION IS QUALIFIED BY THE DETAILED INFORMATION
  AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT.

                            SELECTED FINANCIAL DATA

                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                       FISCAL YEARS ENDED JUNE 30,
                                                                                     -------------------------------
                                                                                       1997       1996       1995
                                                                                     ---------  ---------  ---------
BALANCE SHEET DATA:
  Total assets.....................................................................  $ 161,945  $ 152,004  $ 168,579
  Cash and liquid investments(1)...................................................     18,107     15,898     18,274
  Loans:
    Outstanding....................................................................    105,805    110,246    123,499
    Undisbursed....................................................................     51,576     54,520     55,954
  Accumulated provision for loan losses............................................      3,210      3,340      3,740
  Borrowings(2):
    Short-term.....................................................................      7,648      4,328      3,898
    Medium- and long-term..........................................................     89,031     92,391    104,392
  Equity:
    Paid-in capital and other equity...............................................     27,228     28,300     30,461
    Callable capital...............................................................    171,378    169,636    165,580
INCOME STATEMENT DATA:
  Total Income.....................................................................      8,125      8,720      9,362
  Net Income(3)....................................................................      1,285      1,187      1,354
RETURN, COST AND RATIO ANALYSIS:
  Net income as a percentage of average earning assets.............................       1.04%      0.91%      1.00%
  Return on:
    Average outstanding loans(4)...................................................       6.75       6.92       7.12
    Average investments............................................................       5.00       4.43       5.69
    Average earning assets(5)......................................................       6.51       6.62       6.94
  Cost (after swaps) of:
    Average borrowings outstanding during the fiscal year(6).......................       6.14       6.44       6.62
      Short-term...................................................................       5.23       5.55       5.92
      Medium- and long-term........................................................       6.20       6.48       6.64
    Average borrowings and other funds available during the fiscal year(7).........       4.90       5.15       5.35
  Cash and liquid investments as a percentage of borrowings outstanding--end of the
    fiscal year....................................................................      18.60      16.20      16.38
  Outstanding loans, participations and callable guarantees as a percentage of
    subscribed capital, reserves and surplus--end of the fiscal year(8)............      53.32      54.88      62.15
  Reserves-to-loans................................................................       14.0       14.1       14.3
  Average life (years) of:
    Loans outstanding--end of the fiscal year......................................        5.4        5.4        5.3
    Medium- and long-term borrowings outstanding--end of the fiscal year...........        5.3        5.3        5.6

---------
(1) Including investments classified as held-to-maturity; net of commitments for settlement and cash collateral received.

(2) Outstanding borrowings during the fiscal year, before swaps and net of premium/discount.

(3) For fiscal year 1997, expense recognition for the Staff Retirement Plan
    (SRP) and the Bank's actual funding of the SRP differed for the first time. For financial accounting purposes, the Bank recognized SRP income of $63 million. The Bank's contribution to the SRP as employer was $49 million.

(4) Income from loans expressed as a percentage of average outstanding loans.

(5) Income from loans and investments as a percentage of average investments and outstanding loans.

(6) Borrowing expense as a percentage of average borrowings outstanding.

(7) Borrowing expense as a percentage of average total funds available to the Bank. Total funds include: borrowed funds after swaps, capital available for lending, retained earnings and cumulative translation adjustment.

(8) Under the Articles, as applied, the total amount outstanding of callable guarantees, participations in loans and direct loans made by the Bank may not be increased to an amount exceeding 100% of the sum of subscribed capital, reserves and surplus.
         THE ABOVE INFORMATION IS QUALIFIED BY THE DETAILED INFORMATION
  AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT.

                                    THE BANK

    The World Bank, officially known as the International Bank for Reconstruction and Development (the Bank), is an international organization which was established under the Articles of Agreement (the Articles) signed by the governments of its member countries, and it has been operating since 1946. Its main office is located at 1818 H Street, N.W., Washington, D.C. 20433.

    The Bank's principal purpose is to promote the economic development of its member countries in the interest of fostering the long-term growth of international trade and improved standards of living. Its principal activity is providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries.

    One hundred eighty countries are members of the Bank. A list of the members, including the voting power of each and the amount of the subscription of each to the Bank's capital stock, is set forth in Financial Statements--Statement of Subscriptions to Capital Stock and Voting Power.

    The activities of the Bank are complemented by those of three affiliated international organizations-- the International Finance Corporation (IFC), the International Development Association (IDA) and the Multilateral Investment Guarantee Agency (MIGA)--which are legally separate and distinct entities for whose obligations the Bank is not liable. (See "Affiliated Organizations--IFC, IDA, MIGA".)

                                     EQUITY

    The authorized capital of the Bank was $188,007 million, of which $182,426 million had been subscribed. (See Notes to Financial Statements--Valuation of Capital Stock.). Of the subscribed capital, $11,048 million had been paid in and $171,378 million was callable. Of the paid-in capital, $7,785 million was available for lending and $3,263 million was not available for lending. The terms of payment of the Bank's capital and the restrictions on its use that are derived from the Articles and from resolutions of the Bank's Board of Governors are:

        (a) $2,317 million of the Bank's capital was initially paid in gold or U.S. dollars or was converted by the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by the Bank in any of its operations.

        (b) $8,731 million of the Bank's capital was paid in the currencies of the subscribing members. Under the Articles, this amount is subject to maintenance-of-value obligations and may be lent only with the consent of the member whose currency is involved. In accordance with such consents, $5,299 million of this amount has been used in the Bank's lending operations. (See Notes to Financial Statements--Maintenance of Value.)

        (c) $145,940 million of the Bank's capital may, under the Articles, be called only when required to meet obligations of the Bank for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by the Bank in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of the Bank for which the call is made.

        (d) $25,438 million of the Bank's capital is to be called only when required to meet obligations of the Bank for funds borrowed or on loans guaranteed by it, pursuant to resolutions of the Board of Governors of the Bank (though such conditions are not required by the Articles.) Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by the Bank in its lending activities or for administrative purposes.

    No call has ever been made on the Bank's callable capital. The callable capital is a resource that the Bank must use if and to the extent necessary to meet obligations of the Bank for funds borrowed or on any loans which have been guaranteed by it. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of the Bank to make payment on such calls are independent of each other. A failure of one or more members to make payment on such a call would not excuse any other member from its obligation to make payment. If the amount received on a call is insufficient to meet the obligations of the Bank for which the call is made, the Bank has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

    Of the uncalled capital, $98,793 million (57.6%) was callable from the member countries of the Bank that are also members of the Development Assistance Committee of the Organization for Economic Cooperation and Development. This amount was equal to 101.5% of the Bank's outstanding borrowings after swaps. The capital subscriptions of those countries and the callable amounts are set out below:

                                                                       TOTAL        UNCALLED
                                                                      CAPITAL      PORTION OF
                       MEMBER COUNTRY((1))                          SUBSCRIPTION  SUBSCRIPTION
------------------------------------------------------------------  ------------  ------------
                                                                      EXPRESSED IN MILLIONS
                                                                         OF U.S. DOLLARS
United States.....................................................   $   31,965    $   29,966
Japan.............................................................       11,312        10,608
Germany...........................................................        8,734         8,191
France............................................................        8,372         7,851
United Kingdom....................................................        8,372         7,832
Italy.............................................................        5,404         5,069
Canada............................................................        5,404         5,069
Netherlands.......................................................        4,283         4,018
Belgium...........................................................        3,496         3,281
Switzerland.......................................................        3,210         3,012
Australia.........................................................        2,951         2,769
Spain.............................................................        2,857         2,682
Sweden............................................................        1,806         1,696
Austria...........................................................        1,335         1,254
Denmark...........................................................        1,237         1,162
Norway............................................................        1,204         1,132
Finland...........................................................        1,033           971
New Zealand.......................................................          873           821
Portugal..........................................................          659           620
Ireland...........................................................          636           599
Luxembourg........................................................          199           190
                                                                    ------------  ------------
    Total.........................................................   $  105,342    $   98,793
                                                                    ------------  ------------
                                                                    ------------  ------------

---------

(1) Details regarding the capital subscriptions of all members of the Bank as of June 30, 1997 may be found in the Financial Statements--Statement of Subscriptions to Capital Stock and Voting Power.

    The United States is the Bank's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is authorized to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by the Bank, without any requirement of further congressional action. The balance of the uncalled portion of the U.S. subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further congressional action would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Department of the Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

                                     INCOME

    The following table includes information on the Bank's income for the five fiscal years ended June 30, 1997. This table should be read in conjunction with the Financial Statements and related notes. (See Index to Financial Statements.)

                                                                                FISCAL YEARS ENDED JUNE 30,
                                                                   -----------------------------------------------------
                                                                     1997       1996       1995       1994       1993
                                                                   ---------  ---------  ---------  ---------  ---------

                                                                           EXPRESSED IN MILLIONS OF U.S. DOLLARS
Income
  Income from loans(1)...........................................  $   7,235  $   7,922  $   8,187  $   7,822  $   8,081
  Income from investments........................................        825        721      1,104        671      1,268
  Income from securities purchased under resale agreements.......         53         66         61         86         84
  Other income...................................................         12         11         10         11          9
                                                                   ---------  ---------  ---------  ---------  ---------
        Total Income.............................................      8,125      8,720      9,362      8,590      9,442
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

Expenses
  Borrowing expenses.............................................      5,952      6,570      6,944      6,646      6,862
  Administrative expenses........................................        651        733        842        731        679
  Provision for loan losses......................................         63         42         12         --        578
  Interest on securities sold under agreements to repurchase and
    payable for cash collateral received.........................         44         67         83         46         81
  Other expenses.................................................         10          8          8          6          6
                                                                   ---------  ---------  ---------  ---------  ---------
        Total Expenses...........................................      6,720      7,420      7,889      7,429      8,206
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

Operating Income.................................................      1,405      1,300      1,473      1,161      1,236
  Less contributions to special programs.........................        120        113        119        110        106
                                                                   ---------  ---------  ---------  ---------  ---------

Net Income(2)....................................................  $   1,285  $   1,187  $   1,354  $   1,051  $   1,130
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

---------

(1) The combined effect of interest waivers and commitment fee waivers was to reduce net income by $485 million for fiscal year ended June 30, 1997, $521 million for fiscal year ended June 30, 1996, $484 million for fiscal year ended June 30, 1995, $463 million for fiscal year June 30, 1994 and $485 million for fiscal year ended June 30, 1993.

(2) On July 31, 1997, the Executive Directors allocated $500 million of the net income earned in the fiscal year ended June 30, 1997 to the General Reserve, and an additional $112 million, representing the difference between actual funding of the Staff Retirement Plan (SRP) and SRP accounting expenses for fiscal year 1997, to a pension reserve. The Executive Directors also recommended to the Board of Governors that: (a) an amount equivalent to $304 million in Special Drawing Rights as of June 30, 1997 be transferred out of fiscal year 1997 net income as an immediate grant to IDA, (b) $250 million be transferred out of fiscal year 1997 net income as an immediate grant to the HIPC Debt Initiative Trust Fund and (c) any excess of fiscal year 1997 net income over $1,166 million be retained as surplus.

    The Bank has earned a profit in each year since 1948. Net income as a percentage of average earning assets was 1.04% for the fiscal year ended June 30, 1997 and 0.91% for the fiscal year ended June 30, 1996.

    On July 31, 1997, the Executive Directors approved a target reserves-to-loans ratio of 14.2% for fiscal year-end 1998, plus additional reserves of 1% of the projected balance of outstanding fixed-rate single currency loans at the end of fiscal year 1998. The Executive Directors also approved maintaining the target range of 13% to 15% for the reserves-to-loans ratio. The reserves-to-loans ratio at June 30, 1997 equaled

14.0%. The target ratio is subject to annual review. For allocations of net income to the General Reserve, see note (2) to the table immediately above.

    The Bank and the International Monetary Fund (IMF) have endorsed an initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries (HIPCs) to ensure that reform efforts of these countries will not be put at risk by continued high external debt burdens. Under the initiative, creditors are to provide enhanced debt relief for those countries that demonstrated good policy performance over an extended period in order to bring their debt service burdens to sustainable levels. The HIPC Debt Initiative Trust Fund was established on November 7, 1996 to help beneficiaries service their debt--including IDA debt, but not Bank debt. IDA may also make selective use of grants in the future for this purpose in place of normal development credits. For certain countries that have unusually heavy debt service to the Bank but that are not expected to require enhanced debt relief to achieve debt sustainability, IDA may also consider providing supplemental IDA credits as a proportion of such Bank debt service, provided the countries meet certain policy performance criteria. During the fiscal year ended June 30, 1997, $500 million from the Bank's surplus was transferred to the HIPC Debt Initiative Trust Fund pursuant to action by the Board of Governors.

    On March 31, 1997, the Executive Directors approved a medium-term framework for the Bank's future direction and resource needs, to enable it to increase its development impact in a cost-effective manner. The net administrative costs of the initiative, including associated staff redundancy costs, are estimated at about $205 million (in 1997 dollars) and are expected to be recognized over a period of four fiscal years, including $6 million in net costs in the fiscal year ended June 30, 1997.

                                   BORROWINGS

    The Bank diversifies its sources of funding by offering its securities to private and official investors globally on terms acceptable to the Bank. Official investors are governments, central banks and other governmental institutions. The Bank's borrowings were denominated in 26 currencies or currency units. In connection with its borrowing and liability management operations, the Bank undertakes a substantial volume of currency and interest rate swap transactions. (See "Risk Management--Derivatives".)

    The Bank's short-term borrowings outstanding totaled $7.7 billion (7.9% of total debt). On September 2, 1997, to provide flexibility in the timing of medium- and long-term borrowings without altering the Bank's overall risk profile, the Executive Directors approved the lifting of the guideline limiting short-term debt to 10% of the Bank's total outstanding debt.

    The following tables provide information on the Bank's new medium- and long-term borrowings during the fiscal years 1995 through 1997:

                        MEDIUM- AND LONG-TERM BORROWINGS
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                 FISCAL YEARS ENDED JUNE 30,
                                                               -------------------------------
                                                                 1997       1996       1995
                                                               ---------  ---------  ---------
Total new borrowings(1)......................................  $  21,911  $  10,394  $  10,880
Less:
  Prepayments and repurchases................................      1,972        221        661
  Maturities.................................................     12,118      9,922     10,916
                                                               ---------  ---------  ---------
Net borrowings...............................................  $   7,821  $     251  $    (697)
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

       -----------------------

        (1) These figures represent principal amounts at face value.

                        MEDIUM- AND LONG-TERM BORROWINGS
                                  AVERAGE COST

                                                                            FISCAL YEARS ENDED JUNE 30,
                                                                          -------------------------------
                                                                            1997       1996       1995
                                                                          ---------  ---------  ---------
Cost (after swaps)......................................................       5.01       5.28       6.31
    New fixed-rate borrowings...........................................       3.84       5.73       6.32
    New variable-rate borrowings........................................       5.21       4.69       5.92

    Under the Articles, the Bank may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

    From time to time, the Bank may purchase its outstanding securities both during the period of distribution of any of its securities and thereafter. Such purchases may be made in the open market or in individually negotiated transactions.

    The following table shows the Bank's outstanding borrowings on an after-swap basis:

                                BORROWINGS((1))
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

Short-term
  Payable in:
    U.S. dollars.......................................  $   7,200
    Deutsche mark......................................        394
    Japanese yen.......................................         88
                                                         ---------
      Sub-total........................................      7,682
    Add--Net unamortized premium.......................          9  $   7,691
                                                         ---------
Medium- and long-term
  Payable in:
    U.S. dollars.......................................     33,693
    Japanese yen.......................................     25,464
    Deutsche mark......................................     24,248
    Swiss francs.......................................      3,508
    Other currencies...................................      2,732
                                                         ---------
      Sub-total........................................     89,645
    Less--Net unamortized discount.....................         (1)    89,644
                                                         ---------  ---------
      Total............................................             $  97,335
                                                                    ---------
                                                                    ---------

---------

(1)  See also Notes to Financial Statements--Note D.

                              LOANS AND GUARANTEES

    The Bank provides loans and guarantees. From its establishment to June 30, 1997, the Bank had approved loans totaling $302 billion to borrowers in 129 countries. (This total includes loans to IFC, see "Affiliated Organizations--IFC, IDA, MIGA".) The loans held by the Bank (including loans approved but not yet effective) as of June 30, 1997 totaled $157.4 billion, of which $105.8 billion was disbursed and $51.6 billion was undisbursed. Cumulative loan repayments as of June 30, 1997, based on exchange rates at the time of disbursement, were $110.7 billion.

    Under the Articles, as applied, the total amount outstanding of callable guarantees, participations in loans and direct loans made by the Bank may not be increased to exceed the statutory lending limit (the sum of the Bank's subscribed capital, reserves and surplus.) Outstanding loans and callable guarantees totaled $106.0 billion, or 53% of the statutory lending limit. The Executive Directors have issued guidelines pursuant to which all guarantees issued by the Bank are included in the calculation of this ratio from the time those guarantees first become callable.

    In 1991, the Executive Directors decided that discussions on an additional capital increase would be initiated if the Bank's lending commitments during any fiscal year reach 80% of the sustainable level of lending (the level that in the Bank's judgment could be sustained without the need for additional capital). The Bank's lending commitments for the fiscal year ended June 30, 1997 were $14.5 billion, or 51.1% of the sustainable level of lending.

    The Bank's lending operations have conformed generally to five principles derived from the Articles. These principles, taken together, seek to ensure that Bank loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are:

        (a) The Bank makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to the Bank. A guarantee by the member itself has been obtained in all such cases to date. (See, however, "Affiliated Organizations-- IFC, IDA, MIGA" regarding loans to IFC.)

        (b) The Bank's loans are designed to promote the use of resources for productive purposes in its member countries. Projects financed by Bank loans are required to meet Bank's standards for technical, economic, financial, institutional and environmental soundness.

        (c) In making loans, the Bank must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by the Bank of a country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt service obligations.

        (d) The Bank must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements) the borrower would be unable to obtain financing under conditions which, in the opinion of the Bank, are reasonable for the borrower. The Bank is intended to promote private investment, not to compete with it.

        (e) The use of loan proceeds is supervised. The Bank makes arrangements to ensure that funds lent are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (i) to submit documentation establishing, to the Bank's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (ii) to procure goods and services through procedures, including international competitive bidding, which the Bank judges to be likely to lead to cost-efficient procurement.

    Within the scope permitted by the Articles, these policies must necessarily be developed and adjusted in the light of experience and changing conditions.

    Until recently the Bank had been using an internal guideline, flexibly applied, to determine the ceiling for its lending to individual countries. On January 28, 1997, the Executive Directors approved a new approach to portfolio concentration under which the Bank's exposure to its largest borrowing country is restricted to the lower of an equitable access limit or a concentration risk limit. The equitable access limit is equal to 10% of the Bank's subscribed capital, reserves and unallocated surplus. The concentration risk limit is based on the adequacy of the Bank's equity capital (usable paid-in capital, reserves and unallocated surplus) relative to its exposure to its largest borrowing country. The concentration risk limit is set taking into account not only current exposure but also that projected over the ensuing three- to five-year period. The limit is determined by the Executive Directors each year at the time (typically in late July or August) they consider the Bank's reserves adequacy and the allocation of the Bank's net income for the preceding fiscal year. On July 31, 1997, the Executive Directors set the concentration risk limit at the equivalent of $13.5 billion (using June 30, 1997 exchange rates.) The equitable access limit was $19.9 billion. The Bank's exposure (including the present value of guarantees) to its largest borrowing country was $12.2 billion.

    The Bank keeps under continuous review the creditworthiness of its member countries as borrowers and adjusts its overall country programs and lending operations to reflect the results of these reviews. The poorer countries, which have the least flexibility to adapt to adverse conditions, borrow mainly from IDA. IDA was established in 1960, as a separate and distinct entity for whose obligations the Bank is not liable, to provide funds on highly concessionary terms to these countries. (See "Affiliated Organizations--IFC, IDA, MIGA".)

    Under an IDA program established in 1988, supplementary IDA credits are provided to countries that are no longer able to borrow on Bank terms, have outstanding Bank loans approved prior to that date and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to IDA-eligible countries that meet specific conditions, in proportion to each country's interest payments due that year on such Bank loans. Country eligibility requirements include not being more than 60 days overdue on debt-service payments to the Bank and not having had a Bank loan approved within the last twelve months. IDA had approved credits of $1,526 million under this program from its inception, of which $1,435 million had been disbursed. (See Notes to Financial Statements--Note C.)

PROJECT LENDING

    The process of identifying and appraising a project, and of approving and disbursing a project loan, often extends over seven to ten years. It takes, on average, more than two years to identify and appraise a project before it is presented to the Executive Directors for approval. The appraisal of projects is carried out by the Bank's operational staff (engineers, financial analysts, economists and other sector and country specialists.) After approval of the loan agreement and any associated agreements (such as a guarantee agreement), an additional period averaging eight months elapses before the Bank declares the loan agreement effective. Loan effectiveness depends on the satisfaction of legal requirements designed to ensure that domestic loan approval or ratification requirements have been met and, in some cases, the fulfillment of other conditions concerning the efficient implementation of the project. Since loan disbursements under project loans are made on the basis of project expenditures, the disbursement period frequently extends over six to nine years. During this period of project implementation, Bank staff with experience in the sector or the country involved periodically visit project sites to review progress, to monitor compliance with the Bank's policies and to assist in resolving any problems that may arise. Subsequent to completion, the project is evaluated to determine the extent to which its major objectives were met. Similar appraisal, approval, supervision and evaluation procedures apply in the case of Bank structural and sectoral adjustment and other non-project loans, but such loans are usually disbursed more quickly than project loans.

    A summary statement of the Bank's loans is set forth in Financial Statements--Summary Statement of Loans. A breakdown by sector of the Bank's outstanding loans and loans approved in each of the last three fiscal years is as follows (in millions):

                                                TOTAL LOANS
                                             OUTSTANDING AS OF                             LOANS APPROVED
                                                                                    FISCAL YEARS ENDED JUNE 30,
                                                  JUNE 30,        ----------------------------------------------------------------
SECTORS                                             1997                  1997                  1996                  1995
------------------------------------------  --------------------  --------------------  --------------------  --------------------
Agriculture...............................  $  13,220         13% $   2,811         19% $   1,414         10% $     853          5%
Education.................................      4,681          4        762          5        921          6      1,281          8
Electric Power and Other Energy...........     14,586         14      1,613         11      2,459         17      1,803         11
Environment...............................      1,118          1         23          *        535          4        755          4
Finance...................................      9,463          9        994          7      1,199          8      2,935         17
Health, Population and Nutrition..........      1,939          2        246          2      1,495         10        451          3
Industry..................................      7,445          7        145          1        217          2        175          1
Mining and Other Extractive...............      1,438          1        300          2        571          4         --         --
Multi-Sector..............................     18,506         18      1,373          9        906          6      2,295         14
Oil and Gas...............................      4,317          4        114          1         30          *        462          3
Public Sector Management..................      4,007          4        730          5      1,036          7        636          4
Social....................................        990          1      1,304          9        440          3        644          4
Telecommunications and Informatics........      1,340          1         --         --         35          *        325          2
Transportation............................     13,087         12      3,085         21      2,237         15      2,099         12
Urban Development.........................      5,587          5        646          5        632          4      1,466          9
Water Supply and Sanitation...............      3,482          3        380          3        529          4        672          4
                                            ---------        ---  ---------        ---  ---------        ---  ---------        ---
Total(1)**................................  $ 105,206        100% $  14,525        100% $  14,656        100% $  16,853        100%
                                            ---------        ---  ---------        ---  ---------        ---  ---------        ---
                                            ---------        ---  ---------        ---  ---------        ---  ---------        ---

---------

(1) Excludes loans to the IFC.

*   Indicates amounts less than 0.5%.

**  May differ from sum of individual figures shown because of rounding.

ADJUSTMENT AND DEBT REDUCTION LENDING

    Most Bank loans are for specific projects. In addition, the Bank also makes structural adjustment and sectoral adjustment loans which are designed to support the introduction of basic changes in economic, financial and other policies of key importance for the economic development of member countries. Structural adjustment loans support general reforms of policies and institutions, while sectoral adjustment loans are made to achieve structural adjustment for a particular sector. Changes supported through adjustment efforts normally include a greater reliance on market forces, reduction of government price interventions and subsidies, limitation on the role of the public sector in industrial and agricultural production, improvement in the business environment, and a more open trading system to stimulate competition and improve resource allocation.

    Current operating guidelines provide that adjustment loans will not significantly exceed 25% of total Bank lending in any fiscal year without a reexamination of this area by the Executive Directors. A breakdown of the Bank's adjustment lending approved in the fiscal year ended June 30, 1997, and in each of the two preceding fiscal years is as follows (in millions):

                                                                      AS A % OF                   AS A % OF
INSTRUMENT                                                1997       TOTAL LOANS      1996       TOTAL LOANS      1995
------------------------------------------------------  ---------  ---------------  ---------  ---------------  ---------
Rehabilitation loans(1)...............................  $      70            --     $      --            --     $   1,260
Sectoral adjustment loans.............................      2,590            18         2,450            17         1,230
Structural adjustment loans...........................      1,295             9           350             2         1,390
                                                        ---------           ---     ---------           ---     ---------
Total.................................................  $   3,955            27     $   2,800            19     $   3,880
                                                        ---------           ---     ---------           ---     ---------
                                                        ---------           ---     ---------           ---     ---------

                                                           AS A % OF
INSTRUMENT                                                TOTAL LOANS
------------------------------------------------------  ---------------
Rehabilitation loans(1)...............................             7
Sectoral adjustment loans.............................             7
Structural adjustment loans...........................             8
                                                                  --
Total.................................................            22
                                                                  --
                                                                  --

---------

(1) Loans that have provided support for economic adjustment of transition economies.

    In 1989, the Executive Directors approved guidelines governing the use of Bank resources to support reduction of commercial debt and debt service by the Bank's developing country members. The Bank has approved loans for commercial debt and debt service reduction totaling $2.7 billion. In the fiscal year ended June 30, 1997, the Bank's commitments for this purpose were $183 million ($30 million--June 30, 1996).

FINANCIAL TERMS OF LOANS

    The Bank does not differentiate among borrowers with respect to the lending spread of 50 basis points that it charges on its outstanding loans. In addition, all loans carry a commitment charge of 75 basis points per annum on undisbursed amounts.

    On July 31, 1997, the Executive Directors approved a one-year waiver of 25 basis points of interest owed by all eligible borrowers for all payment periods commencing in the fiscal year ending June 30, 1998. A similar waiver was in effect for each of the last six fiscal years. A borrower is eligible for an interest waiver if it has serviced all Bank loans within 30 days of due dates that occurred during the six months preceding the waiver date. On July 31, 1997, the Executive Directors also approved a one-year waiver of 50 basis points of the commitment charge owed on undisbursed portions of loans made to or guaranteed by members. A similar waiver was in effect for each of the last eight fiscal years.

    The Bank offers new loans with three types of financial terms: currency pool loans, LIBOR-based single currency loans and fixed-rate single currency loans. Single currency loans were first offered in 1993 as a pilot program and, since June 1995, have been available as a standard product to eligible borrowers. All loans carry a three- to five-year grace period for principal and amortize over a period that in most cases ranges from 12 to 20 years.

    CURRENCY POOL LOANS. The currency composition of currency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors in 1989 and confirmed in June 1996, at least 90% of this pool is in fixed currency ratios of one U.S. dollar to 125 Japanese yen to two Deutsche mark equivalent. These targeted currency ratios are next expected to be reviewed by the Executive Directors in 2001.

    The lending rate on these loans is variable, adjusted every six months to reflect the semester average interest cost of outstanding borrowings allocated to fund these loans, weighted by the average composition of the pool. The Bank adds its standard spread of 50 basis points to that average interest cost. For interest payment periods that commence on dates from July 1, 1997 to December 31, 1997, the applicable lending rate is 6.54%.

    SINGLE CURRENCY LOANS. The Bank currently offers single currency loans in U.S. dollars, Japanese yen, Deutsche mark, French francs, pounds sterling, Swiss francs and Netherlands guilders and will consider borrower requests for such loans in other currencies.

    LIBOR-based single currency loans carry a lending rate that is reset semi-annually. The lending rate consists of a base rate, which is the prevailing six-month interbank offered rate for the applicable currency on the loan's rate reset date, plus a spread. The spread consists of (a)the Bank's average cost margin for funding allocated to these loans relative to the base rate, and (b) the Bank's standard spread of 50 basis points.

    Fixed-rate single currency loans carry lending rates that are set on semi-annual rate fixing dates and that apply to all amounts disbursed during the preceding six months. The lending rate consists of a base rate, which reflects market interest rates for the applicable currency on the rate-fixing date for the equivalent loan maturity, plus a spread. The spread consists of (a) the Bank's funding cost margin relative to the base rate for these loans, (b) a risk premium to compensate the Bank for market risks it incurs in funding these loans and (c) the Bank's standard spread of 50 basis points.

    LOAN CONVERSION OPTIONS. Since September 1996, the Bank has offered its borrowers the option to convert undisbursed currency pool loan amounts to single currency loan terms. As of July 31, 1997, $6.4 billion of undisbursed currency pool loans had been converted to single currency loan terms. Borrowers also have the option to convert disbursed currency pool loan amounts (and undisbursed amounts not converted to single currency loans) to new single currency pool terms. Borrowers selecting single currency pool terms have their choice of four different pools (U.S. dollars, Japanese yen, Deutsche mark or Swiss francs). Conversion to single currency pool terms is being implemented on specified conversion dates-- July 1, 1997, January 1, 1998 or July 1, 1998--depending upon when the conversion request is approved by the Bank. Each single currency pool will be a multi-currency pool at inception, but will be transformed to reach a level of at least 90 percent in the designated currency by July 1, 1999 and will be maintained at or above that level thereafter. On July 1, 1997, $9.8 billion of outstanding currency pool loans were converted to single currency pool terms.

                                 LOAN PRODUCTS
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                         FISCAL YEARS ENDED JUNE 30,
                                            -------------------------------------------------------------------------------------
                                                       1997                         1996                         1995
                                            ---------------------------  ---------------------------  ---------------------------

                                            PRINCIPAL      AS A % OF     PRINCIPAL      AS A % OF     PRINCIPAL      AS A % OF
                                             BALANCE      TOTAL LOANS     BALANCE      TOTAL LOANS     BALANCE      TOTAL LOANS
                                            ----------  ---------------  ----------  ---------------  ----------  ---------------
Adjustable-rate currency pool loans
  Outstanding.............................  $   91,842            87     $   96,856            88     $  106,137            86
  Undisbursed.............................      27,422            53         44,786            82         52,267            93
LIBOR-based single currency loans
  Outstanding.............................       4,493             4            957             1            234             *
  Undisbursed.............................      19,144            37          7,387            14          2,041             4
Fixed-rate single currency loans
  Outstanding.............................       2,563             2          1,307             1             --            --
  Undisbursed.............................       5,007            10          2,335             4          1,500             3
Other loans
  Outstanding.............................       6,907             7         11,126            10         17,128            14
  Undisbursed.............................           3             *             12             *            146             *
                                            ----------           ---     ----------           ---     ----------           ---
Total loans
  Outstanding.............................  $  105,805           100     $  110,246           100     $  123,499           100
                                            ----------           ---     ----------           ---     ----------           ---
                                            ----------           ---     ----------           ---     ----------           ---
  Undisbursed.............................  $   51,576           100     $   54,520           100     $   55,954           100
                                            ----------           ---     ----------           ---     ----------           ---
                                            ----------           ---     ----------           ---     ----------           ---

---------

*   Indicates amounts less than 0.5%.

GUARANTEES

    The Bank issues partial guarantees as a catalyst to support debt financing from private investors. Such guarantees may be for a part of the debt financing (partial credit guarantees) or may cover specific risks of non-performance of sovereign contractual obligations in respect of a private sector project financed by such debt (partial risk guarantees). Any payments made by the Bank under a called guarantee would result in a repayment obligation to the Bank from the relevant member country under an indemnity agreement between the Bank and the member country. The Bank's exposure on its guarantees (i.e., the present value in terms of their first call date) was $1,168 million; the face value of such guarantees was $1,594 million, of which $149 million was subject to call. The Bank retains a fee of 25 basis points per annum on its exposure on guarantees.

OVERDUE AND NON-PERFORMING LOANS

    It is the Bank's policy that if a payment of principal, interest or other charges with respect to a Bank loan or IDA credit becomes 30 days overdue, no new loans to that member country, or to any other borrower in that country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payment for all amounts 30 days overdue or longer has been received. In addition, if such payments become 60 days overdue, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. Where the member country is not the borrower, the time period for suspension of approval and signing of new loans to or guaranteed by the member country is 45 days and the time period for suspension of disbursements is 60 days. As of September 1, 1997, disbursements have been suspended on Bank loans and IDA credits to or guaranteed by two countries (in addition to those in nonaccrual status). As of such date, overdue principal and accrued interest charges on their Bank loans amounted to $8.2 million.

    It is the policy of the Bank to place in nonaccrual status all loans made to or guaranteed by a member of the Bank, if principal, interest or other charges with respect to any such loan are overdue by more than six months, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by the Bank. After a country clears its arrears with the Bank, if collectibility risk is considered to be particularly high or if its arrears are cleared through refinancing/rescheduling (as occurred in 1996 in the special case of Bosnia and Herzegovina), its loans will not automatically emerge from nonaccrual status, even though its eligibility for new loans would be restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance following arrears clearance. (See Notes to the Financial Statements-- Loans).

    The Bank determines the loan loss provision based on an assessment of collectibility risk in the total loan portfolio, including loans in nonaccrual status. The accumulated loan loss provision was $3.2 billion (approximately 3% of the overall portfolio). For the fiscal year ending June 30, 1998, the accumulated loan loss provision will be maintained at approximately 3% of the sum of total loans outstanding plus the present value of callable guarantees. The adequacy of the provisioning rate and the accumulated provision for loan losses are reviewed before the end of each fiscal year and as circumstances warrant.

    Loans made to or guaranteed by six member countries of the Bank (Bosnia and Herzegovina, Democratic Republic of Congo, Iraq, Liberia, Sudan and Syrian Arab Republic) and one other country-- the Federal Republic of Yugoslavia (Serbia and Montenegro)--were in nonaccrual status. The aggregate principal balance outstanding on these loans was $2,360 million, of which $1,314 million was overdue. Overdue interest and other charges on loans in nonaccrual totaled $893 million ($808 million as of June 30, 1996, $864 million as of June 30, 1995), of which $146 million had been excluded from net income for the fiscal year ended June 30, 1997 ($188 million--June 30, 1996, $156 million--June 30, 1995). On
September 2, 1997, the Bank received a payment of $263 million from the Syrian Arab Republic, which was applied to overdue principal.

    It is the Bank's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion. Moreover, from time to time the Bank incurs losses on its loans resulting from the difference between the present value of payments for interest and charges made according to a loan's contractual terms and the present value of the loan's then-expected future cash flows, discounted at the same contractual rate. Those losses are largely due to the Bank's practice of not charging interest on overdue interest payments. In fiscal year 1996, the Bank adopted Statement of Financial Accounting Standards 114, entitled "Accounting by Creditors for Impairment of a Loan", which prescribes that such losses be taken into account in the determination of the adequacy of the accumulated provision for loan losses. (See Notes to Financial Statements--Note C.)

    The Bank has never written off any of its outstanding loans and retains the expectation that each of its loans will be repaid and, consequently, has no expectation of writing off outstanding loans in the future. The Bank maintains a dialogue with every borrower whose loans experience significant payment delays, including each of the members whose loans are currently in nonaccrual status. For details concerning Bank loans in nonaccrual status and the provisions for losses on loans, see Notes to Financial Statements-- Note C.

    In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to the Bank in mobilizing sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. Under this policy, the Bank will develop a lending strategy and will process loans, but not sign or disburse such loans, during a pre-clearance performance period with respect to members that (a) agree to and implement a medium-term, growth-oriented structural adjustment program agreed with the Bank,
(b) undertake a stabilization program endorsed or financially supported by the IMF, (c) agree to a financing plan to clear arrears fully to the Bank in the context of the structural adjustment program and (d) make debt service payments on a current basis on Bank loans during the performance period. The signing, effectiveness and disbursement of such loans will not take place until the member's arrears to the Bank have been fully cleared. An exception was made in the case of Peru, permitting Bank loans to be signed prior to full arrears clearance in 1993 so that the loans could be submitted to the Peruvian Congress for approval in accordance with Peruvian law.

OTHER ACTIVITIES

    In addition to its financial operations, the Bank has furnished technical assistance to its member countries, both in connection with and independently of loan operations. Such assistance has taken a variety of forms, including the assignment of qualified professionals to survey development possibilities of member countries, to analyze their fiscal, economic and other development problems, to assist member countries in drawing up development programs, to appraise projects suitable for investment and to assist member countries in improving their asset and liability management techniques. To assist the developing countries, the Bank has also established an Economic Development Institute, which provides courses and other training activities regarding economic policy, development and administration for selected groups of government officials, and has made contributions for research and other developmental activities. Furthermore, the Bank has on a number of occasions, at the request of members concerned, lent its good offices in connection with the settlement of international economic and financial disputes. Additionally, the Bank, alone or jointly with IDA, administers, on behalf of donors, funds restricted for specific uses. These funds are placed in trust and are not included in the assets of the Bank. (See Notes to Financial Statements-- Note H.)

                               LIQUID INVESTMENTS

    In April 1997, the Executive Directors approved a new approach to maintaining and managing the Bank's liquid assets. Beginning July 1, 1997, the Bank's policy is to keep liquid asset holdings at or above a specified minimum. That minimum is equivalent to the highest six months of debt service plus one-half of net loan disbursements as projected for the fiscal year, and has been set at $17.3 billion for fiscal year 1998. The Bank will also hold liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

    The Bank's cash and liquid investments amounted to $18.1 billion (including $1.3 billion classified as held-to-maturity); this amount was equivalent to approximately 18.6% of the Bank's outstanding borrowings after swaps. The Bank's liquid investments are held principally in obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, and futures and options contracts pertaining to such obligations. The annualized financial returns on average investments in the Bank's trading portfolio for the fiscal year ended June 30, 1997 were 4.73% (4.11%--June 30, 1996, 5.56% June 30, 1995). The returns on its held-to-maturity portfolio for the fiscal year ended June 30, 1997 were 8.31% (8.35%--June 30, 1996, 8.11%--June 30, 1995). The returns for the Bank's trading portfolio include interest, net realized and unrealized gains or losses, fees for securities loaned and net sale prices under resale agreements as a percentage of average liquid investments and exclude investment securities agreed to be purchased and collateral held in connection with securities loaned. The returns for its held-to-maturity portfolio reflect interest earned. (See Notes to Financial Statements--Note B.)

                                RISK MANAGEMENT

CURRENCY AND INTEREST RATE RISK

    In order to minimize exchange-rate risk in a multicurrency environment, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles, primarily by holding or lending the proceeds of its borrowings in the same currencies in which they were borrowed. In addition, the Bank's policy is to minimize the exchange rate sensitivity of its reserves-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to match the currency composition of its reserves to that of the outstanding loans. With respect to paid-in capital, the Bank does not convert one currency into another except for small amounts required to meet certain obligations and operational needs of the Bank. (See Notes to Financial Statements-- Summary of Significant Accounting and Related Policies--Translation of Currencies.)

    The Bank also limits its interest rate risk. Most of its outstanding loans are structured as interest-cost pass-through products, with the Bank adding a fixed spread to its cost of allocated funding to set the lending rate. (See "Loans and Guarantees--Financial Terms of Loan".) Potential interest rate exposures on the other currently offered loan products are closely managed by using derivatives to match the duration of the loans to their underlying funding. The interest rate risk on the Bank's liquidity portfolio is constrained by duration-mismatch limits imposed by the Executive Directors, supplemented by management approved risk limits.

DERIVATIVES

    The Bank uses derivative instruments in connection with its borrowing operations and asset/liability management activities and in connection with its liquidity management. In general, the Bank uses derivative instruments such as currency and interest rate swaps, swap spread-locks (in which the Bank agrees with a counterparty on a spread to be added to the specific reference rate which will apply to a future interest rate swap), foreign exchange forwards, exchange-traded futures, options and deferred and anticipatory rate setting contracts. Notes D and E to the Financial Statements provide details of the outstanding principal and notional principal amounts of derivative financial instruments as of June 30, 1997.

    The Bank uses derivative instruments in connection with its borrowing operations and asset-liability management for several purposes. One purpose is to take advantage of arbitrage opportunities across capital markets to reduce funding costs below the levels that would be achievable through direct borrowings in the currencies in which the Bank's assets are held. The Bank borrows wherever it believes opportunities are most attractive and swaps those borrowings into the currency or interest-rate basis suitable for funding its loan portfolio. Derivatives that are included in the terms of its structured borrowings are hedged to produce conventional fixed- or LIBOR-based funding using structured swaps, swaptions and interest rate caps or floors. Another purpose for which the Bank uses derivatives is to delink the time at which the Bank's borrowing costs are fixed from the timing of the actual market borrowings, in order to preserve flexibility for borrowing transactions to be launched at opportune times. In addition, the Bank's use of derivatives in connection with asset-liability management is designed to establish an appropriate match between the liability and the loan and liquidity portfolios in terms of their currency and interest rate characteristics. However, some residual market risk may arise, as a result of cash flow or timing mismatches. Internal operating guidelines are designed to limit the scope of such mismatches.

    The main risk to the Bank from these over-the-counter derivatives is credit risk. Credit risk is controlled through application of eligibility criteria, volume limits for transactions with individual counterparties, and through the use of mark-to-market collateral arrangements. The following table gives details of the Bank's estimated credit exposure--by counterparty rating category--on its swaps.

   ESTIMATED SWAP CREDIT EXPOSURE BY COUNTERPARTY RATING AS OF JUNE 30, 1997
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                         NOTIONAL         CURRENT EXPOSURE(3)
                                                        PRINCIPAL    -----------------------------
                                         PRINCIPAL       INTEREST        GROSS
                                      CURRENCY SWAPS-      RATE        POSITIVE     GROSS NEGATIVE        NET
RATING CATEGORY(1)                      RECEIVABLES      SWAPS(2)     RECEIVABLES     (PAYABLES)      EXPOSURE(4)
------------------------------------  ---------------  ------------  -------------  --------------  ---------------
AAA.................................     $  11,335      $   18,927     $     777      $     (861)      $     212
AA..................................        14,763          14,075           671            (862)            350
A...................................         2,610             913           107            (253)             93
BBB.................................           323              50            93             (49)              0
                                           -------     ------------       ------         -------           -----
      Total.........................     $  29,031      $   33,965     $   1,648      $   (2,025)      $     655
                                           -------     ------------       ------         -------           -----
                                           -------     ------------       ------         -------           -----

---------

(1) As determined by the Bank, based on ratings by Moody's Investors Services, Standard and Poor's, Thomson BankWatch Inc. and IBCA Limited.

(2) Includes swaptions.

(3) Based on the market value of each swap transaction in accordance with internal Bank valuation methodology; does not take into account the effects of netting provisions in master swap agreements or the effects of mark-to-market collateral and offset arrangements.

(4) The remaining exposure after taking into account the rights of set-off and collateral held under qualifying master netting and collateral agreements with various counterparties.

    The Bank also uses derivative products in its liquidity management for hedging purposes within a liquidity strategy whose objective is to optimize returns. The use of those instruments to support that strategy allows the Bank to take advantage of profitable trading opportunities. In addition, the Bank uses derivatives as a proxy for cash securities. The derivative instruments used for liquidity management include short-term, over-the-counter foreign exchange forwards, and exchange-traded futures and options on fixed-income instruments; currency and interest rate swaps are also authorized for use. Short-term foreign exchange forwards are used with offsetting spot foreign exchange transactions to take advantage of currency-hedged investment opportunities across different markets. They do not pose currency risk to the Bank, and the credit risk is controlled and monitored by the Bank. Exchange-traded futures and options are used mainly to take advantage of opportunities for trading spreads or differentials between different instruments. Futures are also used as a proxy for cash instruments. The Bank only trades contracts listed on certain internally approved futures and options exchanges. Furthermore, the Bank applies eligibility criteria and exposure limits with regard to brokers and clearing agents for these contracts.

    The liquid investment portfolio's overall duration limits designed to control market risk are calculated with reference to the size of the base or unleveraged portfolio, effectively prohibiting the use of derivatives transactions to establish risk positions in excess of the level achievable solely through cash transactions.

                    AFFILIATED ORGANIZATIONS--IFC, IDA, MIGA

    The activities of the Bank are complemented by those of three affiliated international organizations, IFC, IDA and MIGA, which work closely with the Bank in achieving common objectives. Membership in these organizations is open only to members of the Bank. Each of these organizations is legally and financially independent from the Bank, with separate assets and liabilities, and the Bank is not liable for their respective obligations. Executive Directors of the Bank serve EX OFFICIO on the Board of Directors of IFC and as Executive Directors of IDA if they represent at least one country which is a member of these organizations. As of June 30, 1997, all of the Bank's Executive Directors also had been elected to serve on MIGA's Board of Directors, and they constituted the entire Board. The President of the Bank is also the President of IFC, IDA and MIGA. IDA and the Bank have the same staff. While IFC and MIGA share some staff members with the Bank, each employs its own management and staff. For information on fees that IFC, IDA and MIGA pay the Bank for services and management, see Notes to Financial Statements-- Note G.

    IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises, without a government's guarantee. One hundred seventy-two countries are members of IFC. Under its Articles, the Bank is permitted to make loans to IFC without guarantee by a member, subject to the limitation that the Bank may not lend IFC any amount which would increase IFC's total outstanding debt beyond a certain threshold, which at June 30, 1997 equaled $19,470 million. At that date, IFC's total outstanding debt was $10,123 million, of which $599 million was due to the Bank, and undrawn lending commitments from the Bank to IFC were $3 million.

    IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IDA is financed by capital subscriptions and contributions from its members and may not borrow from the Bank. Under a statement of policy of the Bank's Board of Governors, the Bank may make grants to IDA only out of net income that (a) accrued during the fiscal year in respect of which the transfer is made and (b) is not needed for allocation to reserves or otherwise required to be retained in the Bank's business. Grants may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. Such grants total $5,431 million to date, and the entire amount of these grants had been paid to IDA. For additional information on transfers of the Bank's net income to IDA, see Notes to Financial Statements-- Note F.

    MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. The Bank may not lend to MIGA.

                           ADMINISTRATION OF THE BANK

    The Bank's administration is composed of the Board of Governors, the Executive Directors, the President, other officers and staff.

    All the powers of the Bank are vested in the Board of Governors which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercise the voting power to which that member is entitled. Each member is entitled to 250 votes plus one vote for each share held. The Board of Governors holds regular annual meetings.

    There are 24 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, Germany, France and the United Kingdom), and 19 are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of the Bank except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

    The following is an alphabetical list of the Executive Directors of the Bank and the member countries by which they were appointed or elected:

Khalid M. Al-Saad.............  Bahrain, Arab Republic of Egypt, Jordan, Kuwait, Lebanon,
                                Libya, Maldives, Oman, Qatar, Syrian Arab Republic, United
                                Arab Emirates, Republic of Yemen
Khalid H. Alyahya.............  Saudi Arabia
Juanita D. Amatong............  Brazil, Colombia, Dominican Republic, Ecuador, Haiti,
                                Philippines, Suriname, Trinidad and Tobago
Marc-Antoine Autheman.........  France
Ali Bourhane..................  Benin, Burkina Faso, Cameroon, Cape Verde, Central African
                                Republic, Chad, Comoros, Cote d'Ivoire, Democratic Republic
                                of Congo, Djibouti, Equatorial Guinea, Gabon, Guinea,
                                Guinea-Bissau, Madagascar, Mali, Mauritania, Mauritius,
                                Niger, Republic of Congo, Rwanda, Sao Tome and Principe,
                                Senegal, Somalia (informally), Togo
Kacim Brachemi................  Afghanistan, Algeria, Ghana, Islamic Republic of Iran, Iraq,
                                Morocco, Pakistan, Tunisia
Andrei Bugrov.................  Russian Federation
Juan Cariaga..................  Argentina, Bolivia, Chile, Paraguay, Peru, Uruguay
Joaquim R. Carvalho...........  Angola, Botswana, Burundi, Eritrea, Ethiopia, The Gambia,
                                Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia,
                                Nigeria, Seychelles, Sierra Leone, South Africa, Sudan,
                                Swaziland, Tanzania, Uganda, Zambia, Zimbabwe
Enzo Del Bufalo...............  Costa Rica, El Salvador, Guatemala, Honduras, Mexico,
                                Nicaragua, Panama, Spain, Venezuela
Jean-Daniel Gerber............  Azerbaijan, Kyrgyz Republic, Poland, Switzerland,
                                Tajikistan, Turkmenistan, Uzbekistan
Leonard Good..................  Antigua and Barbuda, The Bahamas, Barbados, Belize, Canada,
                                Dominica, Grenada, Guyana, Ireland, Jamaica, St. Kitts and
                                Nevis, St. Lucia, St. Vincent and the Grenadines
Luc Hubloue...................  Austria, Belarus, Belgium, Czech Republic, Hungary,
                                Kazakhstan, Luxembourg, Slovak Republic, Slovenia, Turkey
Jannes Hutagalung.............  Brunei Darussalam, Fiji, Indonesia, Lao People's Democratic
                                Republic, Malaysia, Myanmar, Nepal, Singapore, Thailand,
                                Tonga, Vietnam
Young-Hoi Lee.................  Australia, Cambodia, Kiribati, Republic of Korea, Marshall
                                Islands, Federated States of Micronesia, Mongolia, New
                                Zealand, Papua New Guinea, Solomon Islands, Vanuatu, Samoa
Yong Li.......................  China
Ilkka Niemi...................  Denmark, Estonia, Finland, Iceland, Latvia, Lithuania,
                                Norway, Sweden
Atsuo Nishihara...............  Japan
Gus O'Donnell.................  United Kingdom
Franco Passacantando..........  Albania, Greece, Italy, Malta, Portugal
Jan Piercy....................  United States
Helmut Schaffer...............  Germany
Surendra Singh................  Bangladesh, Bhutan, India, Sri Lanka
Pieter Stek...................  Armenia, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus,
                                Georgia, Israel, former Yugoslav Republic of Macedonia,
                                Moldova, Netherlands, Romania, Ukraine

    The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of the Bank and for the organization, appointment and dismissal of its officers and staff.

    The following is a list of the principal officers of the Bank:

President..........................................................  James D. Wolfensohn

Managing Director, Finance and Resource Mobilization...............  Jessica P. Einhorn
Managing Director, Operations......................................  Gautam S. Kaji(1)
Managing Director, Operations......................................  Caio K. Koch-Weser
Managing Director, Corporate Planning and Resource Management......  Sven Sandstrom

Vice President and Head, Poverty Reduction and Economic Management
  Network..........................................................  Masood Ahmed
Vice President, Strategy and Resource Management...................  Mark Baird
Vice President, Human Resources....................................  Dorothy Hamachi Berry
Vice President, Latin America and the Caribbean Regional Office      Shahid Javed Burki
Vice President and Head, Human Development Network.................  David de Ferranti
Vice President, Middle East and North Africa Regional Office.......  Kemal Dervis
Vice President, Resource Mobilization and Cofinancing..............  Hiroo Fukui
Vice President, Europe and Central Asia Regional Office............  Johannes F. Linn
Vice President, Africa Regional Office.............................  Callisto E. Madavo
Vice President, External Affairs...................................  Mark Malloch Brown
Chief Information Officer..........................................  Mohamed Muhsin
Vice President and Controller......................................  Jules W. Muis
Vice President, South Asia Regional Office.........................  Mieko Nishimizu
Vice President and Treasurer.......................................  Gary L. Perlin
Director-General, Operations Evaluation............................  Robert Picciotto
Vice President and Head, Finance, Private Sector and Infrastructure
  Network..........................................................  Jean-Francois Rischard
Vice President, Africa Regional Office.............................  Jean-Louis Sarbib
Vice President and Head, Environmentally and Socially Sustainable
  Development Network..............................................  Ismail Serageldin
Vice President, East Asia and Pacific Regional Office..............  Jean-Michel Severino
Senior Vice President and General Counsel..........................  Ibrahim F. I. Shihata
Senior Vice President, Development Economics, and Chief
  Economist........................................................  Joseph E. Stiglitz
Vice President, Financial Policy and Risk Management...............  Brian Wilson
Vice President and Secretary.......................................  ZHANG Shengman

---------
(1) Mr. Kaji has announced he will be leaving the Bank effective November 30, 1997.

                           THE ARTICLES OF AGREEMENT

    The Articles constitute the Bank's governing charter. They establish the status, privileges and immunities of the Bank, prescribe the Bank's purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of the Bank, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by the Bank, the distribution of net income of the Bank to its members, the withdrawal and suspension of members, and the suspension of operations of the Bank.

    The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and the Bank or between members of the Bank shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, the Bank may act on the basis of the decision of the Executive Directors.

    The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from the Bank.

                    LEGAL STATUS, PRIVILEGES AND IMMUNITIES

    The Articles contain provisions which accord to the Bank, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

    The Bank has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against the Bank in a court of competent jurisdiction in territories of any member in which the Bank has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against the Bank may be brought by its members or persons acting for or deriving claims from its members.

    The Governors and Executive Directors, and their Alternates, and the officers and employees of the Bank are immune from legal process for acts performed by them in their official capacity, except when the Bank waives such immunity.

    The archives of the Bank are inviolable. The assets of the Bank are immune from seizure, attachment or execution prior to delivery of final judgment against the Bank.

    The Bank, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. The Bank is also immune from liability for the collection or payment of any tax or duty.

    The securities issued by the Bank and the interest thereon are not exempt from taxation generally.

    Under the Articles, securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Articles, the Bank is not under any obligation to withhold or pay any tax on any interest on such securities.

        FISCAL YEAR, EXTERNAL AUDITORS, ANNOUNCEMENTS AND ALLOCATION OF
                                   NET INCOME

FISCAL YEAR

    The Bank's fiscal year runs from July 1 to June 30.

EXTERNAL AUDITORS

    The Bank appointed Deloitte Touche Tohmatsu International as its external auditors, beginning with fiscal year 1998. The selection was made on the basis of an international competitive bidding process following a decision by the Executive Directors that, as a matter of principle, the Bank should periodically rotate its external auditors, commencing with fiscal year 1998.

ANNOUNCEMENTS

    Pursuant to the Articles, the Bank publishes an annual report containing its audited financial statements and distributes quarterly financial statements to its members.

ALLOCATION OF NET INCOME

    The Board of Governors determines annually what part of the Bank's net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, the Bank has neither declared nor paid any dividend to its member countries. However, the Bank has periodically transferred as a grant a portion of its net income to IDA or to other uses that promote the purposes of the Bank. (See Notes to Financial Statements--Note F.)

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----

Report of Independent Accountants..........................................................................          24

Balance Sheet --June 30, 1997, June 30, 1996 and June 30, 1995.............................................          25

Statement of Income for the three fiscal years ended June 30, 1997.........................................          27

Statement of Changes in Retained Earnings for the three fiscal years ended June 30, 1997...................          28

Statement of Changes in Cumulative Translation Adjustment for the three fiscal years ended June 30, 1997...          28

Statement of Cash Flows for the three fiscal years ended June 30, 1997.....................................          29

Summary Statement of Loans--June 30, 1997..................................................................          30

Statement of Subscriptions to Capital Stock and Voting Power--June 30, 1997................................          33

Notes to Financial Statements..............................................................................          37

    INFORMATION CONCERNING CERTAIN EVENTS THAT OCCURRED SUBSEQUENT TO JUNE 30, 1997 IS NOT REFLECTED IN THE FINANCIAL STATEMENTS BUT IS INCLUDED ELSEWHERE IN THIS INFORMATION STATEMENT.

                                 [LOGO]

                       REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors
International Bank for Reconstruction
and Development

    In our opinion, the financial statements listed on page 23 present fairly, in all material respects, in terms of United States dollars, the financial position of the International Bank for Reconstruction and Development at June 30, 1997, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles in the United States and with International Accounting Standards. These financial statements are the responsibility of management of the International Bank for Reconstruction and Development; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, including International Standards on Auditing, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made be management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

              [SIG]

July 28, 1997

--------------------------------------------------------------------------------
BALANCE SHEET
June 30, 1997, June 30, 1996 and June 30, 1995
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                           1997       1996       1995
                                                                         ---------  ---------  ---------
ASSETS

DUE FROM BANKS
  Unrestricted currencies..............................................  $      26  $      27  $      40
  Currencies subject to restrictions--Note A...........................        615        612        549
                                                                         ---------  ---------  ---------
                                                                               641        639        589
                                                                         ---------  ---------  ---------
INVESTMENTS--Notes B and E
  Trading..............................................................     17,229     15,001     19,821
  Held-to-maturity.....................................................      1,279      1,169      1,203
                                                                         ---------  ---------  ---------
                                                                            18,508     16,170     21,024
                                                                         ---------  ---------  ---------

SECURITIES PURCHASED UNDER RESALE AGREEMENTS--Note B...................         97      1,282        246

NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS ON ACCOUNT OF
  SUBSCRIBED CAPITAL...................................................      1,902      1,765      1,610

AMOUNTS RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS..............        574        732      1,106

OTHER RECEIVABLES
  Amounts receivable from currency swaps--Notes D and E................     29,031     18,010     16,735
  Amounts receivable from investment securities traded.................         29      2,365      1,762
  Amounts receivable from covered forwards--Notes B and E..............      4,571        204      1,307
  Accrued income on loans..............................................      1,932      2,127      2,538
  Accrued interest on investments......................................        143         92        159
                                                                         ---------  ---------  ---------
                                                                            35,706     22,798     22,501
                                                                         ---------  ---------  ---------

LOANS OUTSTANDING (see Summary Statement of Loans, Notes C and E)
  Total loans..........................................................    157,381    164,766    179,453
  Less undisbursed balance.............................................     51,576     54,520     55,954
                                                                         ---------  ---------  ---------
    Loans outstanding..................................................    105,805    110,246    123,499
  Less accumulated provision for loan losses...........................      3,210      3,340      3,740
                                                                         ---------  ---------  ---------
    Loans outstanding net of accumulated provision.....................    102,595    106,906    119,759
                                                                         ---------  ---------  ---------
OTHER ASSETS
  Unamortized issuance costs of borrowings.............................        492        412        485
  Miscellaneous--Notes I and J.........................................      1,430      1,300      1,259
                                                                         ---------  ---------  ---------
                                                                             1,922      1,712      1,744
                                                                         ---------  ---------  ---------
TOTAL ASSETS...........................................................  $ 161,945  $ 152,004  $ 168,579
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

--------------------------------------------------------------------------------
BALANCE SHEET
June 30, 1997, June 30, 1996 and June 30, 1995
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                           1997       1996       1995
                                                                         ---------  ---------  ---------
LIABILITIES

BORROWINGS-- Notes D and E
  Short-term...........................................................  $   7,648  $   4,328  $   3,898
  Medium- and long-term................................................     89,031     92,391    104,392
                                                                         ---------  ---------  ---------
                                                                            96,679     96,719    108,290
                                                                         ---------  ---------  ---------
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR CASH
  COLLATERAL RECEIVED--Note B..........................................        294      2,439      2,567

AMOUNTS PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS.................          4          4         24

OTHER LIABILITIES
  Amounts payable for currency swaps--Notes D and E....................     29,687     19,427     19,985
  Amounts payable for investment securities purchased..................        135      1,508      2,231
  Amounts payable for covered forwards--Notes B and E..................      4,694        202      1,306
  Accrued charges on borrowings........................................      2,167      2,352      2,857
  Payable for Board of Governors-approved transfers--Note F............        201        205        135
  Accounts payable and miscellaneous liabilities.......................        856        848        723
                                                                         ---------  ---------  ---------
                                                                            37,740     24,542     27,237
                                                                         ---------  ---------  ---------
TOTAL LIABILITIES......................................................    134,717    123,704    138,118
                                                                         ---------  ---------  ---------

EQUITY

CAPITAL STOCK (see Statement of Subscriptions to Capital Stock and
  Voting Power, Note A)
  Authorized capital (1,558,478 shares--June 30, 1997 and June 30,
    1996)
    Subscribed capital (1,512,211 shares--June 30, 1997; 1,497,325 shares--
      June 30, 1996)...................................................    182,426    180,630    176,438
    Less uncalled portion of subscriptions.............................    171,378    169,636    165,580
                                                                         ---------  ---------  ---------
                                                                            11,048     10,994     10,858
DEFERRED AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS................       (106)       136        770

PAYMENTS ON ACCOUNT OF PENDING SUBSCRIPTIONS--Note A...................          7         15         23

RETAINED EARNINGS (see Statement of Changes in Retained Earnings, Note
  F)...................................................................     16,194     16,099     15,502

CUMULATIVE TRANSLATION ADJUSTMENT (see Statement of Changes in
  Cumulative Translation Adjustment)...................................         85      1,056      3,308
                                                                         ---------  ---------  ---------
TOTAL EQUITY...........................................................     27,228     28,300     30,461
                                                                         ---------  ---------  ---------
TOTAL LIABILITIES AND EQUITY...........................................  $ 161,945  $ 152,004  $ 168,579
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF INCOME
For the fiscal years ended June 30, 1997, June 30, 1996 and June 30, 1995 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                 1997       1996       1995
                                                                               ---------  ---------  ---------
INCOME
  Income from loans--Note C
    Interest.................................................................  $   7,122  $   7,804  $   8,069
    Commitment charges.......................................................        113        118        118
  Income from investments--Note B
    Trading
      Interest...............................................................        718        673        881
      Net gains/(losses)
        Realized.............................................................         47         31        (23)
        Unrealized...........................................................        (43)       (83)       168
    Held-to-maturity
      Interest...............................................................        103        100         78
  Income from securities purchased under resale agreements--Note B...........         53         66         61
  Other income...............................................................         12         11         10
                                                                               ---------  ---------  ---------
    Total income.............................................................      8,125      8,720      9,362
                                                                               ---------  ---------  ---------
EXPENSES
  Borrowing expenses--Note D
    Interest.................................................................      5,827      6,455      6,832
    Prepayment costs.........................................................         16          9          7
    Amortization of issuance and other borrowing costs.......................        109        106        105
  Interest on securities sold under agreements to repurchase and payable for
    cash collateral received--Note B.........................................         44         67         83
  Administrative expenses--Notes G, H, I and J...............................        651        733        842
  Provision for loan losses--Note C..........................................         63         42         12
  Other expenses.............................................................         10          8          8
                                                                               ---------  ---------  ---------
    Total expenses...........................................................      6,720      7,420      7,889
                                                                               ---------  ---------  ---------
OPERATING INCOME.............................................................      1,405      1,300      1,473
Less contributions to special programs--Note G...............................        120        113        119
                                                                               ---------  ---------  ---------
NET INCOME...................................................................  $   1,285  $   1,187  $   1,354
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN RETAINED EARNINGS
For the fiscal years ended June 30, 1997, June 30, 1996 and June 30, 1995 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                              1997       1996       1995
                                                                            ---------  ---------  ---------
Retained earnings at beginning of the fiscal year.........................  $  16,099  $  15,502  $  14,468
  Board of Governors-approved transfers to/for--Note F
    International Development Association.................................       (600)      (250)      (300)
    Debt Reduction Facility for IDA-Only Countries........................         --       (100)        --
    Trust Fund for Gaza and West Bank.....................................        (90)       (90)        --
    Emergency Assistance for Rwanda.......................................         --         --        (20)
    Trust Fund for Bosnia and Herzegovina.................................         --       (150)        --
    Heavily Indebted Poor Countries Debt Initiative Trust Fund............       (500)        --         --
  Net income for the fiscal year..........................................      1,285      1,187      1,354
                                                                            ---------  ---------  ---------
Retained earnings at end of the fiscal year...............................  $  16,194  $  16,099  $  15,502
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN CUMULATIVE TRANSLATION ADJUSTMENT
For the fiscal years ended June 30, 1997, June 30, 1996 and June 30, 1995 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                 1997       1996       1995
                                                                               ---------  ---------  ---------
Cumulative translation adjustment at beginning of the fiscal year............  $   1,056  $   3,308  $   1,394
  Translation adjustment for the fiscal year.................................       (971)    (2,252)     1,914
                                                                               ---------  ---------  ---------
Cumulative translation adjustment at end of the fiscal year..................  $      85  $   1,056  $   3,308
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
For the fiscal years ended June 30, 1997, June 30, 1996 and June 30, 1995 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                       1997       1996       1995
                                                                                     ---------  ---------  ---------
Cash flows from lending and investing activities
  Loans
    Disbursements..................................................................  $ (14,009) $ (13,321) $ (12,803)
    Principal repayments...........................................................     10,710     11,494     11,301
    Principal prepayments..........................................................      1,311        812        625
  Investments: Held-to-maturity
    Purchases......................................................................     (8,911)    (5,417)    (8,160)
    Maturities.....................................................................      8,895      5,422      6,952
                                                                                     ---------  ---------  ---------
        Net cash used in lending and investing activities..........................     (2,004)    (1,010)    (2,085)
                                                                                     ---------  ---------  ---------
Cash flows from Board of Governors-approved transfers to
  International Development Association............................................       (599)      (250)    (1,427)
  Debt Reduction Facility for IDA-Only Countries...................................         (1)       (86)       (25)
  Trust Fund for Gaza and West Bank, Trust Fund for Bosnia and Herzegovina, and for
    Emergency Assistance for Rwanda................................................        (91)      (179)       (45)
  Heavily Indebted Poor Countries Debt Initiative Trust Fund.......................       (500)        --         --
                                                                                     ---------  ---------  ---------
        Net cash used in Board of Governors-approved transfers.....................     (1,191)      (515)    (1,497)
                                                                                     ---------  ---------  ---------
Cash flows from financing activities
  Medium- and long-term borrowings
    New issues.....................................................................     14,928      9,851      9,979
    Retirements....................................................................    (14,137)   (10,330)   (11,579)
  Net short-term borrowings........................................................      3,277        340        563
  Net currency swaps...............................................................       (266)      (649)      (413)
  Net capital stock transactions...................................................         71        111        107
                                                                                     ---------  ---------  ---------
        Net cash provided by (used in) financing activities........................      3,873       (677)    (1,343)
                                                                                     ---------  ---------  ---------
Cash flows from operating activities
  Net income.......................................................................      1,285      1,187      1,354
  Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation and amortization..................................................        541        399        281
    Provision for loan losses......................................................         63         42         12
    Changes in other assets and liabilities
      Decrease (increase) in accrued income on loans and investments...............         18        176        (59)
      Increase in miscellaneous assets.............................................       (153)       (80)       (98)
      Decrease in accrued charges on borrowings....................................        (49)      (214)      (186)
      Increase (decrease) in accounts payable and miscellaneous liabilities........         35        (18)       109
                                                                                     ---------  ---------  ---------
        Net cash provided by operating activities..................................      1,740      1,492      1,413
                                                                                     ---------  ---------  ---------
Effect of exchange rate changes on unrestricted cash and liquid investments........       (319)    (1,632)     1,489
                                                                                     ---------  ---------  ---------
Net increase (decrease) in unrestricted cash and liquid investments................      2,099     (2,342)    (2,023)
Unrestricted cash and liquid investments at beginning of the fiscal year...........     14,730     17,072     19,095
                                                                                     ---------  ---------  ---------
Unrestricted cash and liquid investments at end of the fiscal year.................  $  16,829  $  14,730  $  17,072
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
Composed of
  Investments held in trading portfolio............................................  $  17,229  $  15,001  $  19,821
  Unrestricted currencies..........................................................         26         27         40
  Net (payable) receivable for investment securities traded/purchased..............       (106)       857       (469)
  Net (payable) receivable from covered forwards...................................       (123)         2          1
  Net payable for securities purchased/sold under resale/repurchase agreements and
  payable for cash collateral received.............................................       (197)    (1,157)    (2,321)
                                                                                     ---------  ---------  ---------
                                                                                     $  16,829  $  14,730  $  17,072
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
Supplemental disclosure
  Increase (decrease) in ending balances resulting from exchange rate fluctuations
    Loans outstanding..............................................................  $  (6,429) $ (14,436) $  13,331
    Investments: Held-to-maturity..................................................         94        (29)        (5)
    Borrowings.....................................................................     (4,701)   (11,731)    10,269
    Currency swaps.................................................................       (495)    (1,184)     1,553

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
Summary Statement of Loans
June 30, 1997
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                           LOANS     UNDISBURSED                PERCENTAGE
                                                         APPROVED    BALANCE OF                  OF TOTAL
                                               TOTAL    BUT NOT YET   EFFECTIVE      LOANS         LOANS
BORROWER OR GUARANTOR                          LOANS    EFFECTIVE(1)  LOANS(2)    OUTSTANDING   OUTSTANDING
-------------------------------------------  ---------  -----------  -----------  -----------  -------------
Algeria....................................  $   2,624   $      89    $     720    $   1,815          1.72
Argentina..................................      8,483       1,259        1,852        5,372          5.08
Armenia....................................         11          --            1           10          0.01
Bahamas, The...............................          8          --           --            8          0.01
Bangladesh.................................         43          --           --           43          0.04
Barbados...................................         32          --           18           14          0.01
Belarus....................................        158          --           36          122          0.12
Belize.....................................         56           7           14           35          0.03
Bolivia....................................         48          --           --           48          0.05
Bosnia and Herzegovina.....................        579          --           --          579          0.55
Botswana...................................         58          --           --           58          0.05
Brazil.....................................      9,529         943        2,691        5,895          5.57
Bulgaria...................................        768          40          263          465          0.44
Cameroon...................................        475          --            8          467          0.44
Chile......................................      1,434          --          404        1,030          0.97
China......................................     16,765       2,181        6,647        7,937          7.50
Colombia...................................      2,813          15          819        1,979          1.87
Congo, Democratic Republic of..............         84          --           --           84          0.08
Congo, Republic of.........................         77          --            1           76          0.07
Costa Rica.................................        287          --           62          225          0.21
Cote d'Ivoire..............................      1,191          --            2        1,189          1.12
Croatia....................................        544         135          185          224          0.21
Cyprus.....................................         89          --           27           62          0.06
Czech Republic.............................        519          --          101          418          0.40
Dominica...................................          4          --            4           --            --
Dominican Republic.........................        376         112           37          227          0.21
Ecuador....................................      1,255          21          322          912          0.86
Egypt, Arab Republic of....................      1,257          20          262          975          0.92
El Salvador................................        473          --          191          282          0.27
Estonia....................................        117          --           50           67          0.06
Fiji.......................................         45          --           11           34          0.03
Gabon......................................        113          10           18           85          0.08
Ghana......................................         35          --           --           35          0.03
Grenada....................................          4          --            4           --            --
Guatemala..................................        274          46           32          196          0.19
Guyana.....................................         23          --           --           23          0.02
Honduras...................................        311          --           --          311          0.29
Hungary....................................      2,172          60          604        1,508          1.43
India......................................     12,560         575        3,102        8,883          8.40
Indonesia..................................     15,269         284        4,444       10,541          9.96
Iran, Islamic Republic of..................        795          --          384          411          0.39
Iraq.......................................         44          --           --           44          0.04
Jamaica....................................        656          --          179          477          0.45
Jordan.....................................        940          --          168          772          0.73
Kazakhstan.................................        917          17          412          488          0.46

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
June 30, 1997
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                           LOANS     UNDISBURSED                PERCENTAGE
                                                         APPROVED    BALANCE OF                  OF TOTAL
                                               TOTAL    BUT NOT YET   EFFECTIVE      LOANS         LOANS
BORROWER OR GUARANTOR                          LOANS    EFFECTIVE(1)  LOANS(2)    OUTSTANDING   OUTSTANDING
-------------------------------------------  ---------  -----------  -----------  -----------  -------------
Kenya......................................  $     257   $      --    $      --    $     257          0.24
Korea, Republic of.........................      2,083          --          434        1,649          1.56
Latvia.....................................        233          38           89          106          0.10
Lebanon....................................        597          53          407          137          0.13
Lesotho....................................         87          --           29           58          0.05
Liberia....................................        141          --           --          141          0.13
Lithuania..................................        267           4          156          107          0.10
Macedonia, former Yugoslav Republic of.....        111          --           38           73          0.07
Madagascar.................................          4          --           --            4             *
Malawi.....................................         39          --           --           39          0.04
Malaysia...................................        947          --          126          821          0.78
Mauritania.................................          7          --           --            7          0.01
Mauritius..................................        182          --           61          121          0.11
Mexico.....................................     15,341         960        2,669       11,712         11.07
Moldova....................................        237          17           82          138          0.13
Morocco....................................      4,488          90          881        3,517          3.32
Nicaragua..................................         30          --           --           30          0.03
Nigeria....................................      2,917          --          352        2,565          2.42
Oman.......................................         16          --           --           16          0.02
Pakistan...................................      3,958          --        1,019        2,939          2.78
Panama.....................................        368          50           98          220          0.21
Papua New Guinea...........................        353          --           70          283          0.27
Paraguay...................................        369          --          233          136          0.13
Peru.......................................      2,756          --          876        1,880          1.78
Philippines................................      5,653         230        1,009        4,414          4.17
Poland.....................................      2,830          --          678        2,152          2.03
Portugal...................................         18          --            2           16          0.02
Romania....................................      2,467         548          839        1,080          1.02
Russian Federation.........................      7,778         316        3,787        3,675          3.47
St. Kitts and Nevis........................          3          --            2            1             *
St. Lucia..................................         10          --            6            4             *
St. Vincent and the Grenadines.............          3          --            2            *             *
Senegal....................................         18          --           --           18          0.02
Seychelles.................................          6          --            2            4             *
Sierra Leone...............................          2          --           --            2             *
Slovak Republic............................        270          --           28          242          0.23
Slovenia...................................        212          43           27          142          0.13
South Africa...............................         46          46           --           --            --
Sri Lanka..................................         35          --           --           35          0.03
Sudan......................................          6          --           --            6          0.01
Swaziland..................................         37          --           25           12          0.01
Syrian Arab Republic.......................        360          --           --          360          0.34
Tanzania...................................         45          --           --           45          0.04
Thailand...................................      2,495         288          705        1,502          1.42
Trinidad and Tobago........................        158          --           81           77          0.07

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
June 30, 1997
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                           LOANS     UNDISBURSED                PERCENTAGE
                                                         APPROVED    BALANCE OF                  OF TOTAL
                                               TOTAL    BUT NOT YET   EFFECTIVE      LOANS         LOANS
BORROWER OR GUARANTOR                          LOANS    EFFECTIVE(1)  LOANS(2)    OUTSTANDING   OUTSTANDING
-------------------------------------------  ---------  -----------  -----------  -----------  -------------
Tunisia....................................  $   2,273   $     162    $     567    $   1,544          1.46
Turkey.....................................      5,100          15        1,218        3,867          3.65
Turkmenistan...............................         89          65           20            4             *
Ukraine....................................      1,937          88          845        1,004          0.95
Uruguay....................................        717         201           88          428          0.40
Uzbekistan.................................        230          --           79          151          0.14
Venezuela..................................      1,998          --          691        1,307          1.24
Yugoslavia, Federal Republic of (Serbia/
  Montenegro)(3)...........................      1,146          --           --        1,146          1.08
Zambia.....................................         78          --           --           78          0.07
Zimbabwe...................................        622          --          122          500          0.47
                                             ---------  -----------  -----------  -----------       ------
Subtotal(5)................................    156,744       9,027       42,519      105,198         99.42
Caribbean Development Bank(4)..............         35          --           27            8          0.01
International Finance Corporation..........        602          --            3          599          0.57
                                             ---------  -----------  -----------  -----------       ------
Total--June 30, 1997(5)....................  $ 157,381   $   9,027    $  42,549    $ 105,805        100.00
                                             ---------  -----------  -----------  -----------       ------
                                             ---------  -----------  -----------  -----------       ------
Total--June 30, 1996.......................  $ 164,766   $   9,500    $  45,020    $ 110,246
                                             ---------  -----------  -----------  -----------
                                             ---------  -----------  -----------  -----------

*   Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

1. Loans totaling $6,417 million ($5,170 million--June 30, 1996) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $2,610 million ($4,330 million--June 30, 1996) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

2. Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $1,937 million ($2,258 million-- June 30, 1996).

3.  See Notes to Financial Statements--Notes A and C.

4. These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, who are severally liable as guarantors to the extent of subloans made in their territories.

5.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
Statement of Subscriptions to
Capital Stock and Voting Power
June 30, 1997
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               SUBSCRIPTIONS                               VOTING POWER
                                       -------------------------------------------------------------  ----------------------
                                                  PERCENTAGE                               AMOUNTS     NUMBER    PERCENTAGE
                                                      OF          TOTAL       AMOUNTS      SUBJECT       OF          OF
MEMBER                                  SHARES       TOTAL       AMOUNTS    PAID IN(1)   TO CALL(1)     VOTES       TOTAL
-------------------------------------  ---------  -----------  -----------  -----------  -----------  ---------  -----------
Afghanistan..........................        300        0.02    $    36.2    $     3.6    $    32.6         550        0.04
Albania..............................        830        0.05        100.1          3.6         96.5       1,080        0.07
Algeria..............................      9,252        0.61      1,116.1         67.1      1,049.0       9,502        0.61
Angola...............................      2,676        0.18        322.8         17.5        305.4       2,926        0.19
Antigua and Barbuda..................        520        0.03         62.7          1.3         61.5         770        0.05
Argentina............................     17,911        1.18      2,160.7        132.2      2,028.4      18,161        1.17
Armenia..............................      1,139        0.08        137.4          5.9        131.5       1,389        0.09
Australia............................     24,464        1.62      2,951.2        181.8      2,769.5      24,714        1.59
Austria..............................     11,063        0.73      1,334.6         80.7      1,253.9      11,313        0.73
Azerbaijan...........................      1,646        0.11        198.6          9.7        188.8       1,896        0.12
Bahamas, The.........................      1,071        0.07        129.2          5.4        123.8       1,321        0.08
Bahrain..............................      1,103        0.07        133.1          5.7        127.4       1,353        0.09
Bangladesh...........................      4,854        0.32        585.6         33.9        551.6       5,104        0.33
Barbados.............................        948        0.06        114.4          4.5        109.9       1,198        0.08
Belarus..............................      3,323        0.22        400.9         22.3        378.5       3,573        0.23
Belgium..............................     28,983        1.92      3,496.4        215.8      3,280.6      29,233        1.88
Belize...............................        586        0.04         70.7          1.8         68.9         836        0.05
Benin................................        868        0.06        104.7          3.9        100.8       1,118        0.07
Bhutan...............................        479        0.03         57.8          1.0         56.8         729        0.05
Bolivia..............................      1,785        0.12        215.3         10.8        204.5       2,035        0.13
Bosnia and Herzegovina...............        549        0.04         66.2          5.8         60.4         799        0.05
Botswana.............................        615        0.04         74.2          2.0         72.2         865        0.06
Brazil...............................     24,946        1.65      3,009.4        185.1      2,824.2      25,196        1.62
Brunei Darussalam....................      2,373        0.16        286.3         15.2        271.1       2,623        0.17
Bulgaria.............................      5,215        0.34        629.1         36.5        592.6       5,465        0.35
Burkina Faso.........................        868        0.06        104.7          3.9        100.8       1,118        0.07
Burundi..............................        716        0.05         86.4          3.0         83.4         966        0.06
Cambodia.............................        214        0.01         25.8          2.6         23.2         464        0.03
Cameroon.............................      1,527        0.10        184.2          9.0        175.2       1,777        0.11
Canada...............................     44,795        2.96      5,403.8        334.9      5,068.9      45,045        2.89
Cape Verde...........................        508        0.03         61.3          1.2         60.1         758        0.05
Central African Republic.............        862        0.06        104.0          3.9        100.1       1,112        0.07
Chad.................................        862        0.06        104.0          3.9        100.1       1,112        0.07
Chile................................      6,931        0.46        836.1         49.6        786.6       7,181        0.46
China................................     44,799        2.96      5,404.3        335.0      5,069.3      45,049        2.89
Colombia.............................      6,352        0.42        766.3         45.2        721.1       6,602        0.42
Comoros..............................        282        0.02         34.0          0.3         33.7         532        0.03
Congo, Democratic Republic of........      2,643        0.17        318.8         25.4        293.5       2,893        0.19
Congo, Republic of...................        927        0.06        111.8          4.3        107.5       1,177        0.08
Costa Rica...........................        233        0.02         28.1          1.9         26.2         483        0.03
Cote d'Ivoire........................      2,516        0.17        303.5         16.4        287.1       2,766        0.18
Croatia..............................      2,293        0.15        276.6         17.3        259.3       2,543        0.16
Cyprus...............................      1,461        0.10        176.2          8.4        167.9       1,711        0.11
Czech Republic.......................      6,308        0.42        761.0         45.9        715.0       6,558        0.42
Denmark..............................     10,251        0.68      1,236.6         74.6      1,162.0      10,501        0.67
Djibouti.............................        559        0.04         67.4          1.6         65.9         809        0.05
Dominica.............................        504        0.03         60.8          1.1         59.7         754        0.05

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 1997
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               SUBSCRIPTIONS                               VOTING POWER
                                       -------------------------------------------------------------  ----------------------
                                                  PERCENTAGE                               AMOUNTS     NUMBER    PERCENTAGE
                                                      OF          TOTAL       AMOUNTS      SUBJECT       OF          OF
MEMBER                                  SHARES       TOTAL       AMOUNTS    PAID IN(1)   TO CALL(1)     VOTES       TOTAL
-------------------------------------  ---------  -----------  -----------  -----------  -----------  ---------  -----------
Dominican Republic...................      2,092        0.14    $   252.4    $    13.1    $   239.3       2,342        0.15
Ecuador..............................      2,771        0.18        334.3         18.2        316.1       3,021        0.19
Egypt, Arab Republic of..............      7,108        0.47        857.5         50.9        806.6       7,358        0.47
El Salvador..........................        141        0.01         17.0          1.7         15.3         391        0.03
Equatorial Guinea....................        715        0.05         86.3          2.7         83.5         965        0.06
Eritrea..............................        593        0.04         71.5          1.8         69.7         843        0.05
Estonia..............................        923        0.06        111.3          4.3        107.1       1,173        0.08
Ethiopia.............................        978        0.06        118.0          4.7        113.3       1,228        0.08
Fiji.................................        987        0.07        119.1          4.8        114.3       1,237        0.08
Finland..............................      8,560        0.57      1,032.6         61.9        970.8       8,810        0.57
France...............................     69,397        4.59      8,371.7        520.4      7,851.3      69,647        4.47
Gabon................................        987        0.07        119.1          5.1        113.9       1,237        0.08
Gambia, The..........................        543        0.04         65.5          1.5         64.0         793        0.05
Georgia..............................      1,584        0.10        191.1          9.3        181.8       1,834        0.12
Germany..............................     72,399        4.79      8,733.9        542.9      8,190.9      72,649        4.67
Ghana................................      1,525        0.10        184.0         12.7        171.2       1,775        0.11
Greece...............................      1,684        0.11        203.1         14.1        189.1       1,934        0.12
Grenada..............................        531        0.04         64.1          1.4         62.7         781        0.05
Guatemala............................      2,001        0.13        241.4         12.4        229.0       2,251        0.14
Guinea...............................      1,292        0.09        155.9          7.1        148.8       1,542        0.10
Guinea-Bissau........................        540        0.04         65.1          1.4         63.7         790        0.05
Guyana...............................      1,058        0.07        127.6          5.3        122.3       1,308        0.08
Haiti................................      1,067        0.07        128.7          5.4        123.3       1,317        0.08
Honduras.............................        641        0.04         77.3          2.3         75.0         891        0.06
Hungary..............................      8,050        0.53        971.1         58.0        913.1       8,300        0.53
Iceland..............................      1,258        0.08        151.8          6.8        144.9       1,508        0.10
India................................     44,795        2.96      5,403.8        333.7      5,070.1      45,045        2.89
Indonesia............................     14,981        0.99      1,807.2        110.3      1,697.0      15,231        0.98
Iran, Islamic Republic of............     23,686        1.57      2,857.4        175.8      2,681.5      23,936        1.54
Iraq.................................      2,808        0.19        338.7         27.1        311.6       3,058        0.20
Ireland..............................      5,271        0.35        635.9         37.1        598.8       5,521        0.35
Israel...............................      4,750        0.31        573.0         33.2        539.8       5,000        0.32
Italy................................     44,795        2.96      5,403.8        334.8      5,069.0      45,045        2.89
Jamaica..............................      2,578        0.17        311.0         16.8        294.2       2,828        0.18
Japan................................     93,770        6.20     11,311.9        703.5     10,608.5      94,020        6.04
Jordan...............................      1,388        0.09        167.4          7.8        159.6       1,638        0.11
Kazakhstan...........................      2,985        0.20        360.1         19.8        340.3       3,235        0.21
Kenya................................      2,461        0.16        296.9         15.9        281.0       2,711        0.17
Kiribati.............................        465        0.03         56.1          0.9         55.2         715        0.05
Korea, Republic of...................      9,372        0.62      1,130.6         67.9      1,062.7       9,622        0.62
Kuwait...............................     13,280        0.88      1,602.0         97.4      1,504.6      13,530        0.87
Kyrgyz Republic......................      1,107        0.07        133.5          5.7        127.9       1,357        0.09
Lao People's Democratic Republic.....        178        0.01         21.5          1.5         20.0         428        0.03
Latvia...............................      1,384        0.09        167.0          7.8        159.2       1,634        0.10
Lebanon..............................        340        0.02         41.0          1.1         39.9         590        0.04
Lesotho..............................        663        0.04         80.0          2.3         77.6         913        0.06
Liberia..............................        463        0.03         55.9          2.6         53.3         713        0.05

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 1997
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               SUBSCRIPTIONS                               VOTING POWER
                                       -------------------------------------------------------------  ----------------------
                                                  PERCENTAGE                               AMOUNTS     NUMBER    PERCENTAGE
                                                      OF          TOTAL       AMOUNTS      SUBJECT       OF          OF
MEMBER                                  SHARES       TOTAL       AMOUNTS    PAID IN(1)   TO CALL(1)     VOTES       TOTAL
-------------------------------------  ---------  -----------  -----------  -----------  -----------  ---------  -----------
Libya................................      7,840        0.52    $   945.8    $    57.0    $   888.8       8,090        0.52
Lithuania............................      1,507        0.10        181.8          8.7        173.1       1,757        0.11
Luxembourg...........................      1,652        0.11        199.3          9.8        189.5       1,902        0.12
Macedonia, former Yugoslav Republic
  of.................................        427        0.03         51.5          3.2         48.3         677        0.04
Madagascar...........................      1,422        0.09        171.5          8.1        163.5       1,672        0.11
Malawi...............................      1,094        0.07        132.0          5.6        126.4       1,344        0.09
Malaysia.............................      8,244        0.55        994.5         59.5        935.0       8,494        0.55
Maldives.............................        469        0.03         56.6          0.9         55.7         719        0.05
Mali.................................      1,162        0.08        140.2          6.1        134.1       1,412        0.09
Malta................................      1,074        0.07        129.6          5.4        124.1       1,324        0.09
Marshall Islands.....................        469        0.03         56.6          0.9         55.7         719        0.05
Mauritania...........................        900        0.06        108.6          4.1        104.4       1,150        0.07
Mauritius............................      1,242        0.08        149.8          6.7        143.1       1,492        0.10
Mexico...............................     18,804        1.24      2,268.4        139.0      2,129.4      19,054        1.22
Micronesia, Federated States of......        479        0.03         57.8          1.0         56.8         729        0.05
Moldova..............................      1,368        0.09        165.0          7.6        157.4       1,618        0.10
Mongolia.............................        466        0.03         56.2          2.3         53.9         716        0.05
Morocco..............................      4,973        0.33        599.9         34.8        565.1       5,223        0.34
Mozambique...........................        930        0.06        112.2          4.8        107.4       1,180        0.08
Myanmar..............................      2,484        0.16        299.7         16.1        283.6       2,734        0.18
Namibia..............................      1,523        0.10        183.7          8.8        174.9       1,773        0.11
Nepal................................        968        0.06        116.8          4.6        112.1       1,218        0.08
Netherlands..........................     35,503        2.35      4,282.9        264.8      4,018.1      35,753        2.30
New Zealand..........................      7,236        0.48        872.9         51.9        821.0       7,486        0.48
Nicaragua............................        608        0.04         73.3          2.1         71.3         858        0.06
Niger................................        852        0.06        102.8          3.8         99.0       1,102        0.07
Nigeria..............................     12,655        0.84      1,526.6         92.7      1,433.9      12,905        0.83
Norway...............................      9,982        0.66      1,204.2         72.6      1,131.6      10,232        0.66
Oman.................................      1,561        0.10        188.3          9.1        179.2       1,811        0.12
Pakistan.............................      9,339        0.62      1,126.6         67.8      1,058.9       9,589        0.62
Panama...............................        385        0.03         46.4          3.2         43.2         635        0.04
Papua New Guinea.....................      1,294        0.09        156.1          7.1        149.0       1,544        0.10
Paraguay.............................      1,229        0.08        148.3          6.6        141.6       1,479        0.09
Peru.................................      5,331        0.35        643.1         37.5        605.6       5,581        0.36
Philippines..........................      6,844        0.45        825.6         48.9        776.7       7,094        0.46
Poland...............................     10,908        0.72      1,315.9         79.6      1,236.3      11,158        0.72
Portugal.............................      5,460        0.36        658.7         38.5        620.2       5,710        0.37
Qatar................................      1,096        0.07        132.2          9.0        123.3       1,346        0.09
Romania..............................      4,011        0.27        483.9         30.5        453.4       4,261        0.27
Russian Federation...................     44,795        2.96      5,403.8        333.9      5,070.0      45,045        2.89
Rwanda...............................      1,046        0.07        126.2          5.2        120.9       1,296        0.08
St. Kitts and Nevis..................        275        0.02         33.2          0.3         32.9         525        0.03
St. Lucia............................        552        0.04         66.6          1.5         65.1         802        0.05
St. Vincent and the Grenadines.......        278        0.02         33.5          0.3         33.2         528        0.03
Sao Tome and Principe................        495        0.03         59.7          1.1         58.6         745        0.05
Saudi Arabia.........................     44,795        2.96      5,403.8        335.0      5,068.9      45,045        2.89
Senegal..............................      2,072        0.14        250.0         13.0        237.0       2,322        0.15

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 1997
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               SUBSCRIPTIONS                               VOTING POWER
                                       -------------------------------------------------------------  ----------------------
                                                  PERCENTAGE                               AMOUNTS     NUMBER    PERCENTAGE
                                                      OF          TOTAL       AMOUNTS      SUBJECT       OF          OF
MEMBER                                  SHARES       TOTAL       AMOUNTS    PAID IN(1)   TO CALL(1)     VOTES       TOTAL
-------------------------------------  ---------  -----------  -----------  -----------  -----------  ---------  -----------
Seychelles...........................        263        0.02    $    31.7    $     0.2    $    31.6         513        0.03
Sierra Leone.........................        718        0.05         86.6          3.0         83.6         968        0.06
Singapore............................        320        0.02         38.6          3.9         34.7         570        0.04
Slovak Republic......................      3,216        0.21        388.0         23.0        365.0       3,466        0.22
Slovenia.............................      1,261        0.08        152.1          9.5        142.6       1,511        0.10
Solomon Islands......................        513        0.03         61.9          1.2         60.7         763        0.05
Somalia..............................        552        0.04         66.6          3.3         63.3         802        0.05
South Africa.........................     13,462        0.89      1,624.0         98.8      1,525.2      13,712        0.88
Spain................................     23,686        1.57      2,857.4        175.6      2,681.7      23,936        1.54
Sri Lanka............................      3,817        0.25        460.5         26.1        434.3       4,067        0.26
Sudan................................        850        0.06        102.5          7.2         95.3       1,100        0.07
Suriname.............................        412        0.03         49.7          2.0         47.7         662        0.04
Swaziland............................        440        0.03         53.1          2.0         51.1         690        0.04
Sweden...............................     14,974        0.99      1,806.4        110.2      1,696.2      15,224        0.98
Switzerland..........................     26,606        1.76      3,209.6        197.2      3,012.4      26,856        1.72
Syrian Arab Republic.................      2,202        0.15        265.6         14.0        251.7       2,452        0.16
Tajikistan...........................      1,060        0.07        127.9          5.3        122.5       1,310        0.08
Tanzania.............................      1,295        0.09        156.2         10.0        146.2       1,545        0.10
Thailand.............................      6,349        0.42        765.9         45.2        720.7       6,599        0.42
Togo.................................      1,105        0.07        133.3          5.7        127.6       1,355        0.09
Tonga................................        494        0.03         59.6          1.1         58.5         744        0.05
Trinidad and Tobago..................      2,664        0.18        321.4         17.6        303.7       2,914        0.19
Tunisia..............................        719        0.05         86.7          5.7         81.1         969        0.06
Turkey...............................      7,379        0.49        890.2         52.9        837.2       7,629        0.49
Turkmenistan.........................        526        0.03         63.5          2.9         60.5         776        0.05
Uganda...............................        617        0.04         74.4          4.4         70.1         867        0.06
Ukraine..............................     10,908        0.72      1,315.9         79.3      1,236.6      11,158        0.72
United Arab Emirates.................      2,385        0.16        287.7         22.6        265.1       2,635        0.17
United Kingdom.......................     69,397        4.59      8,371.7        539.5      7,832.2      69,647        4.47
United States........................    264,969       17.52     31,964.5      1,998.4     29,966.2     265,219       17.03
Uruguay..............................      2,812        0.19        339.2         18.6        320.7       3,062        0.20
Uzbekistan...........................      2,493        0.16        300.7         16.1        284.7       2,743        0.18
Vanuatu..............................        586        0.04         70.7          1.8         68.9         836        0.05
Venezuela............................     20,361        1.35      2,456.2        150.8      2,305.5      20,611        1.32
Vietnam..............................        968        0.06        116.8          8.1        108.7       1,218        0.08
Western Samoa........................        531        0.04         64.1          1.4         62.7         781        0.05
Yemen, Republic of...................      2,212        0.15        266.8         14.0        252.8       2,462        0.16
Zambia...............................      2,810        0.19        339.0         20.0        319.0       3,060        0.20
Zimbabwe.............................      3,325        0.22        401.1         22.4        378.7       3,575        0.23
                                       ---------  -----------  -----------  -----------  -----------  ---------  -----------
Total--June 30, 1997(2)..............  1,512,211      100.00    $ 182,426    $  11,048    $ 171,378   1,557,211      100.00
                                       ---------  -----------  -----------  -----------  -----------  ---------  -----------
                                       ---------  -----------  -----------  -----------  -----------  ---------  -----------
Total--June 30, 1996.................  1,497,325      100.00    $ 180,630    $  10,994    $ 169,636   1,542,325
                                       ---------  -----------  -----------  -----------  -----------  ---------
                                       ---------  -----------  -----------  -----------  -----------  ---------

NOTES
1.  See Notes to Financial Statements--Note A.
2.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

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Notes to Financial Statements
--------------------------------------------------------------------------------

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote economic development in its member countries, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States and with International Accounting Standards.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the computation of estimated and fair values of loans and borrowings, the adequacy of the Accumulated Provision for Loan Losses, determination of net periodic pension cost, and the present value of obligations under the Staff Retirement and Retired Staff Benefits Plans.

During the first quarter of fiscal year 1997, IBRD adopted prospectively the Statement of Financial Accounting Standards No. 121, entitled "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", which prescribes that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This accounting standard does not apply to financial instruments. The adoption of this standard had no material impact on IBRD's financial statements.

During the fourth quarter of fiscal year 1997, IBRD adopted International Accounting Standards (IAS) No. 32 entitled "Financial Instruments: Disclosure and Presentation". IAS No. 32 specifies the disclosure of certain information on various risk elements associated with financial instruments. These disclosures are contained in Notes B, C, and D.

In 1996 the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 125, entitled "Accounting for Transfers of Assets and Servicing of Financial Assets and

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
--------------------------------------------------------------------------------

Extinguishments of Liabilities", which requires new accounting and reporting standards for transfers of assets, securitizations, collateral, and servicing of receivables and other financial assets, and extinguishments of liabilities. While the standard is effective for fiscal year 1997, the provisions which would impact IBRD relating to transfers involving repurchase/resale agreements, collateral agreements and securities lending for transfers of financial assets will not be effective until the beginning of 1998. The adoption of this standard is expected to have no material impact on IBRD's financial statements.

Certain reclassifications of the prior year's information have been made to conform to the current period's presentation.

TRANSLATION OF CURRENCIES: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange-rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Retained Earnings with those of the outstanding loans.

Assets and liabilities are translated at market exchange rates at the end of the period. Income and expenses are translated at the market exchange rates on the dates on which they are recognized or at average market exchange rates in effect during each month. Translation adjustments are charged or credited to Equity.

VALUATION OF CAPITAL STOCK: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in
Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

MAINTENANCE OF VALUE: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value, at the time of subscription, of such restricted currencies (see Note A), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
--------------------------------------------------------------------------------

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net maintenance of value amounts relating to restricted currencies out on loan are included in Deferred Amounts to Maintain Value of Currency Holdings and shown as a component of Equity since maintenance of value becomes effective only as such currencies are repaid to IBRD.

RETAINED EARNINGS: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, and Surplus) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments held in the Trading portfolio, comprising obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve. The Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus, components of Retained Earnings, after an assessment by the Executive Directors of IBRD's reserve needs, to various entities for development purposes consistent with IBRD's Articles of Agreement.

LOANS: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations in various currencies determined on the basis of a currency pooling system, which is designed to equalize exchange-rate risks among borrowers. IBRD also offers single currency loans. Except for certain loans which were converted to the currency pooling system, loans negotiated prior to July 1980 and all single currency loans are repayable in the currencies disbursed.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial.

IBRD's policy is to not reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion. In addition, in the special case of Bosnia and Herzegovina, IBRD has refinanced/rescheduled, through three new IBRD consolidation loans, certain

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
--------------------------------------------------------------------------------

loans made to the former Socialist Federal Republic of Yugoslavia (SFRY) for which Bosnia and Herzegovina has accepted liability. IBRD's special treatment in this case was based on the following criteria: the country (i) has emerged from a current or former member of IBRD, (ii) is assuming responsibility for a share of the debt of that member, (iii) has limited creditworthiness for servicing the debt that it assumes, because of a major armed conflict in its territory involving extensive destruction of physical assets, and (iv) can improve significantly its repayment capacity through refinancing/rescheduling, if appropriate supporting measures are taken. At the balance sheet dates no other country met these criteria.

Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of their expected future cash flows discounted at the loan's contractual interest rates. Such present value losses are considered in the determination of the Accumulated Provision for Loan Losses.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance or if IBRD refinances/reschedules nonaccruing loans to a member so that no debt-service payments remain overdue, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. The previously overdue interest and other charges are not recognized as income in the period the refinancing/rescheduling occurs. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan and callable guarantees portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances. Adjustments to the accumulated provision are recorded as a charge or credit to income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans in making the required assessment.

INVESTMENTS: Investment securities are classified based on IBRD management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are included in the Held-to-maturity portfolio and reported at amortized cost. All other investment securities are held in a Trading portfolio and classified as an element of liquidity in the Statement of Cash Flows due to their nature and IBRD's policies governing the level and use of such investments. Investment securities and

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
--------------------------------------------------------------------------------

related financial instruments held in IBRD's Trading portfolio are carried and reported at market value. Unrecognized gains and losses for financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These instruments include short-term, over-the-counter foreign exchange forwards and exchange-traded futures and options on fixed income instruments. These derivatives are carried at market value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS: Securities purchased under resale agreements and securities sold under repurchase agreements are treated as securities lending and borrowing transactions and are carried at historical cost.

BORROWINGS: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value) adjusted for any unamortized premiums or discounts. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities to create synthetic debt instruments to take advantage of cost saving opportunities across capital markets and lower its funding costs, to delink the time at which its borrowing costs are fixed from the timing of the actual market borrowings, and to establish an appropriate match between the currency and interest rate characteristics of its assets and liabilities. These instruments include currency and interest rate swaps, swap spread-locks, foreign exchange forwards, exchange-traded futures, options and deferred and anticipatory rate setting contracts. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of their contracts. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement. Upon termination, the change in the derivative's market value is recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the remaining life of the borrowing. In instances where the underlying borrowing is prepaid, the change in the associated derivative's market value is recognized immediately as an adjustment to the cost of the underlying borrowing instrument and accordingly into income. Currency swap payables and receivables are recorded on a historical cost basis and are separate items on the balance sheet. The notional principal on interest rate swaps is treated as an off-balance sheet item.

FAIR VALUE DISCLOSURES: Financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not determinable.

--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
---------------------------------------------------------

NOTE A--CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE AND
  MEMBERSHIP

CAPITAL STOCK: At June 30, 1997, IBRD's capital comprised 1,558,478 (1,558,478--June 30, 1996) authorized shares, of which 1,512,211
(1,497,325--June 30, 1996) shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,048 million ($10,994 million--June 30, 1996) has been paid in, and the remaining $171,378 million ($169,636 million--June 30, 1996) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans. As to $145,940 million ($144,504 million--June 30, 1996) the restriction on calls is imposed by the Articles of Agreement and as to $25,438 million ($25,132 million-- June 30, 1996) by resolutions of the Board of Governors.

RESTRICTED CURRENCIES: The portion of capital subscriptions paid in to IBRD is divided into two parts: (1) $1,105 million ($1,100 million--June 30, 1996) initially paid in gold or U.S. dollars and (2) $9,943 million ($9,894 million--June 30, 1996) paid in cash or noninterest-bearing demand obligations denominated either in the currencies of the respective members or in U.S. dollars. The amounts mentioned in (1) above, and (i) $777 million ($777 million--June 30, 1996) which were repurchased by members with U.S. dollars, and
(ii) $435 million ($419 million--June 30, 1996) which were the proceeds from encashments of U.S. dollar-denominated notes which are included in the amounts mentioned in (2) above, are freely usable by IBRD in any of its operations. The portion of the amounts paid in U.S. dollar-denominated notes are encashed by IBRD in accordance with the schedules agreed between the members and IBRD. The remaining amounts paid in the currencies of the members, referred to as restricted currencies, are usable by IBRD in its lending operations only with the consent of the respective members, and for administrative expenses. The equivalent of $5,299 million ($5,522 million--June 30, 1996) has been used for lending purposes, with such consent.

MEMBERSHIP: In February 1993 IBRD's Executive Directors decided that the SFRY had ceased to be a member of IBRD and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (Serbia and Montenegro) (FRY) are authorized to succeed to the SFRY's membership when certain requirements are met, including entering into a final agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would assume. Four of the five successor Republics--Bosnia and Herzegovina, the Republic of Croatia, the Republic of Slovenia and the former Yugoslav Republic of Macedonia--have become members of IBRD. The paid-in portion of the SFRY's subscribed capital allocated to the FRY is included under Payments on Account of Pending Subscriptions until the requirements of succession are met.

NOTE B--INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits and related financial instruments with off-balance sheet risk including futures, forward contracts, covered forward contracts, options and short sales.

On April 18, 1997, the Executive Directors approved changes in IBRD's general investment authority to permit IBRD to invest in marketable bonds, notes, and other debt obligations or securities (including

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------
asset-backed securities) issued or unconditionally guaranteed by corporate entities or trusts. Such obligations or securities require a credit rating of AAA. IBRD was also authorized to enter into currency swaps for liquid asset management purposes.

GOVERNMENT AND AGENCY OBLIGATIONS: These obligations include marketable bonds, notes and other obligations. Obligations issued or unconditionally guaranteed by governments of countries require a minimum credit rating of AA, if denominated in a currency other than the home currency of the issuer, otherwise no rating is required. Obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity require a minimum credit rating of AA.

TIME DEPOSITS: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

FUTURES AND FORWARDS: Futures and forward contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Futures contracts are traded on regulated United States and international exchanges. IBRD generally closes out most open positions in futures contracts prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures contracts. Futures contracts generally entail daily settlement of the net cash margin.

OPTIONS: Options are contracts that allow the holder of the option the right, but not the obligation to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option. IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts.

REPURCHASE AND RESALE AGREEMENTS AND SECURITIES LOANS: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

SHORT SALES: Short sales are sales of securities not held in IBRD's portfolio at the time of the sale. IBRD must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

COVERED FORWARDS: Covered forwards are agreements in which cash in one currency is converted into a different currency and, simultaneously, a forward exchange agreement is executed providing for a future exchange of the two currencies in order to recover the currency converted.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

LIQUID PORTFOLIO: A summary of IBRD's position in trading and other liquid portfolio instruments at June 30, 1997 and June 30, 1996 is as follows:

                                           IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------------------------------------------------------------------------------------------

                                                    DEUTSCHE MARK          JAPANESE YEN                              OTHER
                                                                                                 U.S. DOLLARS      CURRENCIES
                                                 --------------------  --------------------  --------------------  ---------
                                                   1997       1996       1997       1996       1997       1996       1997
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
TRADING:
  Government and agency obligations:
    Carrying value.............................        642        524         --      1,119      2,873      3,536         20
    Average balance during fiscal year.........        429        879        324      2,738      2,237      3,473        182
    Net gains (losses) for the fiscal year.....         (2)        19         (2)       (45)       (13)       (41)        10
    Average yield (%)..........................       3.22       4.60         --       1.35       5.92       5.03       3.52
    Average maturity (years)...................       2.03       5.10         --       2.94       5.35       3.80       0.19
  Time deposits:
    Carrying value.............................      1,311      1,041      3,569      1,775      7,664      5,822      1,149
    Average balance during fiscal year.........        578        411      2,126      1,562      6,847      3,793      1,055
    Net gains (losses) for the fiscal year.....         --         --         --         --         --         --         --
    Average yield (%)..........................       3.11       3.38       0.49       0.50       5.91       5.52       3.76
    Average maturity (years)...................       0.23       0.02       0.20       0.07       0.13       0.01       0.17
  Futures and forwards:
    Carrying value.............................          1          1          *          3         --         --         --
    Average balance during fiscal year.........          1          1          2          3         --         --          *
    Net gains (losses) for the fiscal year.....         (*)        (2)         1         (3)        11         15          *
  Options:
    Carrying value.............................         --         --          *          *          *         (*)        --
    Average balance during fiscal year.........         --         --          *          *          *          *          *
    Net gains (losses) for the fiscal year.....         (*)        (*)        (*)        (*)        (1)        (2)         *
TOTAL TRADING INVESTMENTS***
  Carrying value...............................      1,954      1,566      3,569      2,897     10,537      9,358      1,169
  Average balance during fiscal year...........      1,008      1,291      2,452      4,303      9,084      7,266      1,237
  Net gains (losses) for the fiscal year.......         (2)        17         (*)       (48)        (3)       (28)        10
REPURCHASE AGREEMENTS AND SECURITIES LOANS:
  Carrying value...............................         --         --         --         --       (294)    (2,394)        --
  Average balance during fiscal year...........        (34)      (142)        --         --       (716)    (1,406)       (80)
  Average yield (%)............................         --         --         --         --       5.73       5.20         --
  Average maturity (years).....................         --         --         --         --       0.02       0.02         --
RESALE AGREEMENTS:
  Carrying value...............................          2        571         --         --         95        655         --
  Average balance during fiscal year...........        305        463         --         --        721        775         92
  Average yield (%)............................       2.90       3.49         --         --       5.46       5.17         --
  Average maturity (years).....................       0.02       0.01         --         --       0.06       0.03         --
SHORT SALES:
  Carrying value...............................         --        (25)        --         --        (92)       (54)        --
  Average balance during fiscal year...........        (42)       (44)        --         (5)      (134)      (133)       (15)
NET COVERED FORWARDS:
  Carrying value...............................       (908)        60     (3,226)       (91)     4,571        (17)      (560)
  Average balance during fiscal year...........       (198)       162       (694)       (88)     1,047       (423)      (142)
  Average yield (%)............................       3.10       3.33       0.48       0.43       5.78       5.40       3.69
  Average maturity (years).....................       0.33       0.01       0.21       0.04       0.24       0.02       0.27

                                           IN M
-----------------------------------------------

                                                                    ALL
                                                                 CURRENCIES
                                                            --------------------
                                                   1996       1997       1996
                                                 ---------  ---------  ---------
TRADING:
  Government and agency obligations:
    Carrying value.............................        238      3,535      5,417
    Average balance during fiscal year.........        257      3,172      7,347
    Net gains (losses) for the fiscal year.....          7         (7)       (60)
    Average yield (%)..........................       4.82       5.40       4.12
    Average maturity (years)...................       8.40       4.71       3.87
  Time deposits:
    Carrying value.............................        942     13,693      9,580
    Average balance during fiscal year.........      1,035     10,606      6,801
    Net gains (losses) for the fiscal year.....         (*)        --         (*)
    Average yield (%)..........................       3.96       4.05       4.21
    Average maturity (years)...................       0.02       0.16       0.03
  Futures and forwards:
    Carrying value.............................          *          1          4
    Average balance during fiscal year.........          *          3          4
    Net gains (losses) for the fiscal year.....         (*)        12         10
  Options:
    Carrying value.............................          *          *          *
    Average balance during fiscal year.........          *          *          *
    Net gains (losses) for the fiscal year.....         (*)        (1)        (2)
TOTAL TRADING INVESTMENTS***
  Carrying value...............................      1,180     17,229     15,001
  Average balance during fiscal year...........      1,292     13,781     14,152
  Net gains (losses) for the fiscal year.......          7          4        (52)
REPURCHASE AGREEMENTS AND SECURITIES LOANS:
  Carrying value...............................        (45)      (294)    (2,439)
  Average balance during fiscal year...........        (27)      (830)    (1,575)
  Average yield (%)............................       4.06       5.73       5.18
  Average maturity (years).....................       0.02       0.02       0.02
RESALE AGREEMENTS:
  Carrying value...............................         56         97      1,282
  Average balance during fiscal year...........         68      1,118      1,306
  Average yield (%)............................       4.40       5.41       4.39
  Average maturity (years).....................         **       0.06       0.02
SHORT SALES:
  Carrying value...............................         (*)       (92)       (79)
  Average balance during fiscal year...........        (12)      (191)      (194)
NET COVERED FORWARDS:
  Carrying value...............................         50       (123)         2
  Average balance during fiscal year...........        348         13         (1)
  Average yield (%)............................       3.17       3.55       3.69
  Average maturity (years).....................       0.01       0.24       0.02

--------------------------------------------------------------------------------

  * Less than $0.5 million.

 ** Less than 0.005 years.

*** May differ from the sum of individual figures due to rounding.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

HELD-TO-MATURITY PORTFOLIO: The carrying and fair values of investment securities in the Held-to-maturity portfolio at June 30, 1997 and June 30, 1996 are as follows:

IN MILLIONS
------------------------------------------------------------------------------------------------------------

                                                                           1997
                                               -------------------------------------------------------------
                                                              AVERAGE       GROSS        GROSS
                                                CARRYING       YIELD     UNREALIZED   UNREALIZED     FAIR
                                                  VALUE         (%)         GAINS       LOSSES       VALUE
                                               -----------  -----------  -----------  -----------  ---------
Government and agency obligations............   $   1,140         8.74    $     110    $      --   $   1,250
Time deposits................................         139         6.38           --           --         139
                                               -----------         ---        -----        -----   ---------
Total........................................   $   1,279         8.49    $     110    $      --   $   1,389
                                               -----------         ---        -----        -----   ---------
                                               -----------         ---        -----        -----   ---------
------------------------------------------------------------------------------------------------------------

IN MILLIONS
------------------------------------------------------------------------------------------------------------
                                                                           1996
                                               -------------------------------------------------------------
                                                              AVERAGE       GROSS        GROSS
                                                CARRYING       YIELD     UNREALIZED   UNREALIZED     FAIR
                                                  VALUE         (%)         GAINS       LOSSES       VALUE
                                               -----------  -----------  -----------  -----------  ---------
Government and agency obligations............   $   1,055         8.74    $      56    $      --   $   1,111
Time deposits................................         114         5.81           --           --         114
                                               -----------         ---        -----        -----   ---------
Total........................................   $   1,169         8.46    $      56    $      --   $   1,225
                                               -----------         ---        -----        -----   ---------
                                               -----------         ---        -----        -----   ---------
------------------------------------------------------------------------------------------------------------

At June 30, 1997 and June 30, 1996, the Held-to-maturity portfolio comprised investments in pounds sterling only. The annualized rate of return on average investments in the Held-to-maturity portfolio held during the fiscal year ended June 30, 1997 was 8.31 percent (8.35 percent June 30, 1996).

The expected maturities of investment securities in the Held-to-maturity portfolio at June 30, 1997 and June 30, 1996 are summarized below:

IN MILLIONS
-------------------------------------------------------------------------------------------------------

                                                                                   1997
                                                                    -----------------------------------
                                                                                                NET
                                                                     CARRYING      FAIR     UNREALIZED
                                                                       VALUE       VALUE       GAINS
                                                                    -----------  ---------  -----------
July 1, 1997 through June 30, 1998................................   $     139   $     139   $      --
July 1, 1998 through June 30, 2002................................         172         177           5
July 1, 2002 through June 30, 2007................................         255         277          22
Thereafter........................................................         713         796          83
                                                                    -----------  ---------       -----
Total.............................................................   $   1,279   $   1,389   $     110
                                                                    -----------  ---------       -----
                                                                    -----------  ---------       -----
-------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

IN MILLIONS
-------------------------------------------------------------------------------------------------------
                                                                                   1996
                                                                    -----------------------------------
                                                                                                NET
                                                                     CARRYING      FAIR     UNREALIZED
                                                                       VALUE       VALUE       GAINS
                                                                    -----------  ---------  -----------
July 1, 1996 through June 30, 1997................................   $     114   $     114   $      --
July 1,1997 through June 30, 2001.................................         162         170           8
July 1, 2001 through June 30, 2006................................         236         252          16
Thereafter........................................................         657         689          32
                                                                    -----------  ---------       -----
Total.............................................................   $   1,169   $   1,225   $      56
                                                                    -----------  ---------       -----
                                                                    -----------  ---------       -----
-------------------------------------------------------------------------------------------------------

NOTE C LOANS, COFINANCING AND GUARANTEES

MULTICURRENCY LOANS

FIXED RATE LOANS: On loans negotiated prior to July 1982, IBRD charges interest at fixed rates.

ADJUSTABLE RATE LOANS: In 1982 IBRD mitigated its interest rate risk by moving from fixed rate to adjustable rate lending. This rate, reset twice a year, is based on IBRD's own cost of qualified borrowings plus a 50 basis point spread, resulting in a pass-through of its average borrowing costs to those members that benefit from IBRD loans.

AVERAGE MATURITY: IBRD maintains a targeted currency composition in its multicurrency loans. The present target ratio is one U.S. dollar for every 125 Japanese yen and two Deutsche mark equivalents (consisting of Deutsche mark, Netherlands guilders and Swiss francs). These five major currencies comprise at least 90 percent of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. This ratio has been maintained since 1991, and is reviewed periodically. The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments. Along with the selection of disbursement currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' composition with the target ratio. The selection of currencies for repayment billing by IBRD precludes the determination of average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the maturity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

SINGLE CURRENCY LOANS

FIXED RATE LOANS: IBRD introduced fixed rate single currency loans in 1995. The rates charged on fixed rate single currency loans are set on semi-annual rate fixing dates for loan amounts disbursed during the preceding six-month period and remain fixed for such disbursed amounts until they are repaid. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at a variable rate equal to the rate on LIBOR-based single currency loans (PIBOR-based for French franc denominated loans) applicable for such interim period. The fixed lending rate comprises a base rate reflecting medium- to long-term market rates on the rate fixing date, plus a total spread consisting of

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------
(a) IBRD's funding cost margin for these loans, (b) a risk premium (intended to compensate IBRD for market risks incurred in funding these loans), and (c) a spread of 50 basis points.

LIBOR-BASED LOANS: IBRD introduced LIBOR-based single currency loans in 1993. The rates charged on LIBOR-based single currency loans are a direct pass-through of IBRD's cost of funding for these loans, and are reset semi-annually. They comprise a base rate equal to the six-month reference interbank offered rate for the applicable currency on the rate reset date and a total spread consisting of
(a) IBRD's average funding cost margin for these loans and (b) a spread of 50 basis points.

Since September 1, 1996, IBRD has offered its borrowers, in addition to its loan products, the option to convert undisbursed multicurrency pool loan amounts to single currency loan terms. Further, borrowers have the option to convert disbursed and undisbursed multicurrency pool loan amounts to new single currency pool loans. Borrowers selecting single currency pool loans have their choice of four different pools (U. S. dollars, Japanese yen, Deutsche mark or Swiss francs). Each single currency pool will be a multicurrency pool at inception, but will be adjusted to reach a level of at least 90 percent in the designated currency by July 1, 1999 and will be maintained at or above that level thereafter. The rates that will be charged on single currency pool loans will be variable based on the average cost of outstanding borrowings allocated to fund loans in each individual single currency pool plus a 50 basis point spread. Conversions to the new single currency pool terms will be implemented on one of three conversion dates (July 1, 1997, January 1, 1998 or July 1, 1998), depending upon the date the conversion request is approved by IBRD. At June 30, 1997, borrowers had requested and IBRD had converted $6,412 million of undisbursed multicurrency pool loan amounts to single currency loan terms and $5,764 million remained to be converted at that date. At June 30, 1997, borrowers had requested that $9,794 million of outstanding multicurrency pool loan amounts and $71 million of undisbursed multicurrency pool loan amounts be converted to single currency pool loan terms on July 1, 1997.

WAIVERS OF LOAN INTEREST AND CHARGES

On August 1, 1996, IBRD's Executive Directors approved a one-year interest waiver of 25 basis points on disbursed and outstanding loans for all payment periods commencing in the fiscal year ending June 30, 1997 for all eligible borrowers. A similar waiver of 25 basis points was in effect for the fiscal year ended June 30, 1996. In fiscal year 1995 IBRD's Executive Directors approved a one-time 10 basis point interest waiver, for two consecutive six-month interest periods, on currency pool loans which a borrower converts from loan interest rate terms in effect between 1982 and 1989 to interest rate terms in effect since 1989. For the fiscal year ended June 30, 1997, the combined effect of these waivers was to reduce Net Income by $259 million ($286 million--June 30, 1996, $251 million--June 30, 1995).

Further, on August 1, 1996, the Executive Directors approved a one-year commitment fee waiver of 50 basis points on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1997. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1996. For the fiscal year ended June 30, 1997, the effect of the commitment fee waiver was to reduce Net Income by $226 million ($235 million--June 30, 1996, $233 million--June 30, 1995).

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

A summary of IBRD's outstanding loans by currency and product at June 30, 1997 and June 30, 1996 follows:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------------------------------------------------------------------------------------------

                                                                                         1997
                                                     ----------------------------------------------------------------------------
                                                                                                                          TOTAL
                                                       MULTICURRENCY LOANS              SINGLE CURRENCY LOANS             LOANS
                                                     ------------------------  ---------------------------------------  ---------
                                                                  WEIGHTED                    WEIGHTED       AVERAGE
                                           RATE                   AVERAGE *                    AVERAGE      MATURITY
CURRENCY                                   TYPE       AMOUNT      RATE (%)       AMOUNT       RATE (%)*      (YEARS)     AMOUNT
--------------------------------------  -----------  ---------  -------------  -----------  -------------  -----------  ---------
Deutsche mark                           Fixed        $   1,937         8.77     $      --            --            --   $   1,937
                                        Adjustable      27,269         6.70            83          3.48          7.07      27,352

Japanese yen                            Fixed            1,954         8.87            --            --            --       1,954
                                        Adjustable      30,154         6.70             5          0.81          3.51      30,159

Netherlands guilders                    Fixed              179         8.42            --            --            --         179
                                        Adjustable       1,155         6.70            --            --            --       1,155

Swiss francs                            Fixed            1,064         8.02            --            --            --       1,064
                                        Adjustable       3,438         6.70            --            --            --       3,438

U.S. dollars                            Fixed            1,578         8.78         2,315          7.03          6.63       3,893
                                        Adjustable      27,848         6.70         4,515          6.01          8.99      32,363

Others                                  Fixed              154         9.11           133          6.35          7.17         287
                                        Adjustable       2,020         6.70             4          3.53          7.80       2,024
                                                     ---------          ---    -----------          ---           ---   ---------

Loans outstanding                       Fixed            6,866         8.68         2,448          6.99          6.66       9,314
                                        Adjustable      91,884         6.70         4,607          5.96          8.95      96,491
                                                     ---------          ---    -----------          ---           ---   ---------

                                        Total        $  98,750         6.84     $   7,055          6.32          8.16     105,805
                                                     ---------          ---    -----------          ---           ---
                                                     ---------          ---    -----------          ---           ---
Less accumulated provision for loan losses                                                                                  3,210
                                                                                                                        ---------
Loans outstanding net of accumulated provision                                                                          $ 102,595
                                                                                                                        ---------
                                                                                                                        ---------
---------------------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------

                                          WEIGHTED
                                           AVERAGE
CURRENCY                                  RATE (%)*
--------------------------------------  -------------
Deutsche mark                                  8.77
                                               6.69
Japanese yen                                   8.87
                                               6.70
Netherlands guilders                           8.42
                                               6.70
Swiss francs                                   8.02
                                               6.70
U.S. dollars                                   7.74
                                               6.60
Others                                         7.83
                                               6.69
                                                ---
Loans outstanding                              8.24
                                               6.66
                                                ---
                                               6.80
                                                ---
                                                ---
Less accumulated provision for loan lo

Loans outstanding net of accumulated p

--------------------------------------

*   Excludes effects of any waivers of loan interest.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------------------------------------------------------

                                                                                        1996
                                                    ----------------------------------------------------------------------------
                                                                                                                         TOTAL
                                                      MULTICURRENCY LOANS              SINGLE CURRENCY LOANS             LOANS
                                                    ------------------------  ---------------------------------------  ---------
                                                                 WEIGHTED                    WEIGHTED       AVERAGE
                                          RATE                    AVERAGE                     AVERAGE      MATURITY
CURRENCY                                  TYPE       AMOUNT      RATE (%)*      AMOUNT       RATE (%)*      (YEARS)     AMOUNT
-------------------------------------  -----------  ---------  -------------  -----------  -------------  -----------  ---------
Deutsche mark                          Fixed        $   3,111         8.68     $      --            --            --   $   3,111
                                       Adjustable      26,838         6.98            --            --            --      26,838

Japanese yen                           Fixed            3,093         8.88            --            --            --       3,093
                                       Adjustable      31,259         6.98            --            --            --      31,259

Netherlands guilders                   Fixed              325         8.58            --            --            --         325
                                       Adjustable       1,845         6.98            --            --            --       1,845

Swiss francs                           Fixed            1,989         8.18            --            --            --       1,989
                                       Adjustable       7,029         6.98            --            --            --       7,029

U. S. dollars                          Fixed            2,266         8.85         1,119          6.79          7.17       3,385
                                       Adjustable      27,640         6.98         1,096          5.66         10.11      28,736

Others                                 Fixed              255         9.16            42          7.29          7.20         297
                                       Adjustable       2,331         6.98             8          5.07          7.80       2,339
                                                    ---------          ---    -----------          ---         -----   ---------

Loans outstanding                      Fixed           11,039         8.69         1,161          6.81          7.17      12,200
                                       Adjustable      96,942         6.98         1,104          5.66         10.09      98,046
                                                    ---------          ---    -----------          ---         -----   ---------

                                       Total        $ 107,981         7.15     $   2,265          6.25          8.59     110,246
                                                    ---------          ---    -----------          ---         -----
                                                    ---------          ---    -----------          ---         -----
Less accumulated provision for loan losses
                                                                                                                           3,340
                                                                                                                       ---------
Loans outstanding net of accumulated provision
                                                                                                                       $ 106,906
                                                                                                                       ---------
                                                                                                                       ---------
--------------------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALEN
-------------------------------------

                                         WEIGHTED
                                          AVERAGE
CURRENCY                                 RATE (%)*
-------------------------------------  -------------
Deutsche mark                                 8.68
                                              6.98
Japanese yen                                  8.88
                                              6.98
Netherlands guilders                          8.58
                                              6.98
Swiss francs                                  8.18
                                              6.98
U. S. dollars                                 8.17
                                              6.93
Others                                        8.89
                                              6.97
                                               ---
Loans outstanding                             8.51
                                              6.96
                                               ---
                                              7.13
                                               ---
                                               ---
Less accumulated provision for loan l

Loans outstanding net of accumulated

-------------------------------------

*   Excludes effects of any waivers of loan interest.

The maturity structure of IBRD's loans outstanding, by product, at June 30, 1997 and June 30, 1996 is as follows:

IN MILLIONS
--------------------------------------------------------------------------------------------------------------------------------

                                                                                           1997
                                                          ----------------------------------------------------------------------
                                                           MULTICURRENCY LOANS    SINGLE CURRENCY LOANS
                                                                                                                ALL LOANS
                                                          ----------------------  ----------------------  ----------------------
                                                 RATE
PERIOD                                           TYPE:      FIXED    ADJUSTABLE     FIXED    ADJUSTABLE     FIXED    ADJUSTABLE
---------------------------------------------  ---------  ---------  -----------  ---------  -----------  ---------  -----------
July 1, 1997 through June 30, 1998...........             $   2,844   $   9,150   $      --   $       4   $   2,844   $   9,154
July 1, 1998 through June 30, 2002...........                 3,675      37,141         773         774       4,448      37,915
July 1, 2002 through June 30, 2007...........                   335      33,585       1,365       2,283       1,700      35,868
Thereafter...................................                    12      12,008         310       1,546         322      13,554
                                                          ---------  -----------  ---------  -----------  ---------  -----------
Loans outstanding............................             $   6,866   $  91,884   $   2,448   $   4,607   $   9,314   $  96,491
                                                          ---------  -----------  ---------  -----------  ---------  -----------
                                                          ---------  -----------  ---------  -----------  ---------  -----------
--------------------------------------------------------------------------------------------------------------------------------

IN MILLIONS
---------------------------------------------

PERIOD                                           TOTAL
---------------------------------------------  ---------
July 1, 1997 through June 30, 1998...........  $  11,998
July 1, 1998 through June 30, 2002...........     42,363
July 1, 2002 through June 30, 2007...........     37,568
Thereafter...................................     13,876
                                               ---------
Loans outstanding............................  $ 105,805
                                               ---------
                                               ---------
---------------------------------------------

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------------------

                                                                                        1996
                                                       ----------------------------------------------------------------------
                                                                               SINGLE CURRENCY LOANS
                                                        MULTICURRENCY LOANS                                  ALL LOANS
                                                       ----------------------  ----------------------  ----------------------
                                              RATE
PERIOD                                        TYPE:      FIXED    ADJUSTABLE     FIXED    ADJUSTABLE     FIXED    ADJUSTABLE
------------------------------------------  ---------  ---------  -----------  ---------  -----------  ---------  -----------
July 1, 1996 through June 30, 1997........             $   3,837   $   8,868   $      --   $      --   $   3,837   $   8,868
July 1, 1997 through June 30, 2001........                 6,437      38,825         302         245       6,739      39,070
July 1, 2001 through June 30, 2006........                   734      35,281         646         433       1,380      35,714
Thereafter................................                    31      13,968         213         426         244      14,394
                                                       ---------  -----------  ---------  -----------  ---------  -----------
Loans outstanding.........................             $  11,039   $  96,942   $   1,161   $   1,104   $  12,200   $  98,046
                                                       ---------  -----------  ---------  -----------  ---------  -----------
                                                       ---------  -----------  ---------  -----------  ---------  -----------
-----------------------------------------------------------------------------------------------------------------------------

IN MILLIONS
------------------------------------------

PERIOD                                        TOTAL
------------------------------------------  ---------
July 1, 1996 through June 30, 1997........  $  12,705
July 1, 1997 through June 30, 2001........     45,809
July 1, 2001 through June 30, 2006........     37,094
Thereafter................................     14,638
                                            ---------
Loans outstanding.........................  $ 110,246
                                            ---------
                                            ---------
------------------------------------------

ESTIMATED VALUE OF LOANS

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor is there a market of loans comparable to those made by IBRD.

MULTICURRENCY LOANS: The estimated value of fixed rate loans negotiated prior to July 1982 has been based on discounted future cash flows using the rate at which IBRD could undertake borrowings of comparable maturities at June 30, 1997 plus a 50 basis point spread. The estimated value of adjustable rate multicurrency loans is based on the relationship of the fair value to the carrying value of the underlying qualified borrowings, since the interest rate for such loans is based on the interest rate of the qualified borrowings.

SINGLE CURRENCY LOANS: The estimated value of fixed rate single currency loans has been based on discounted future cash flows using the rate at which IBRD could make similar loans of comparable maturities at June 30, 1997. The estimated value of LIBOR-based single currency loans has been based on the relationship of the fair value to the carrying value of the underlying borrowings funding these loans.

The following table reflects the carrying and estimated values of the loan portfolio based on current borrowing rates net of the Accumulated Provision for Loan Losses at June 30, 1997 and June 30, 1996:

  IN MILLIONS
-------------------------------------------------------------------------------------------------

                                                               1997                  1996
                                                       --------------------  --------------------
                                                       CARRYING   ESTIMATED  CARRYING   ESTIMATED
                                                         VALUE      VALUE      VALUE      VALUE
                                                       ---------  ---------  ---------  ---------
  Multicurrency loans
                       Fixed.........................  $   6,866  $   7,655  $  11,039  $  12,383
                       Adjustable....................     91,884     99,775     96,942    103,080
  Single currency
    loans
                       Fixed.........................      2,448      2,497      1,161      1,067
                       Adjustable....................      4,607      4,844      1,104      1,108
                                                       ---------  ---------  ---------  ---------
  Total loans
                       Fixed.........................      9,314     10,152     12,200     13,450
                       Adjustable....................     96,491    104,619     98,046    104,188
                                                       ---------  ---------  ---------  ---------
                                                         105,805    114,771    110,246    117,638
  Less accumulated provision for loan losses.........      3,210      3,210      3,340      3,340
                                                       ---------  ---------  ---------  ---------
  Loans outstanding net of accumulated provision.....  $ 102,595  $ 111,561  $ 106,906  $ 114,298
                                                       ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------
-------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

COFINANCING AND GUARANTEES

IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances.

Guarantees of loan principal of $1,593 million at June 30, 1997 ($1,537 million--June 30, 1996) were not included in reported loan balances. At June 30, 1997, $148 million of these guarantees were subject to call ($122 million--June 30, 1996). IBRD has partially guaranteed the timely payment of interest amounts on certain loans that have been sold. At June 30, 1997, these guarantees, approximating $1 million ($1 million--June 30, 1996), were subject to call.

STATUTORY LENDING LIMIT

Under the Articles of Agreement, the total amount outstanding of callable guarantees, participations in loans, and direct loans made by IBRD may not be increased to an amount exceeding 100 percent of the sum of Subscribed Capital, reserves, and surplus. At June 30, 1997 and June 30, 1996, the status of the statutory lending limit is as follows:

                                    IN MILLIONS
------------------------------------------------------------------------------------

                                                                  1997       1996
                                                                ---------  ---------
Statutory lending limit
    Subscribed capital........................................  $ 182,426  $ 180,630
    Retained earnings.........................................     16,194     16,099
    Cumulative translation adjustment.........................         85      1,056
                                                                ---------  ---------
                                                                $ 198,705  $ 197,785
                                                                ---------  ---------
                                                                ---------  ---------
Loans and guarantees outstanding
    Loans outstanding.........................................  $ 105,805  $ 110,246
    Principal guarantees callable.............................        148        122
    Interest guarantees callable..............................          1          1
                                                                ---------  ---------
                                                                $ 105,954  $ 110,369
                                                                ---------  ---------
                                                                ---------  ---------
Loans and guarantees outstanding as a percentage of statutory
  lending limit...............................................        53%        56%
------------------------------------------------------------------------------------

OVERDUE AMOUNTS

At June 30, 1997, no loans payable to IBRD other than those referred to in the following paragraphs were overdue by more than three months.

At June 30, 1997, the loans made to or guaranteed by certain member countries and the FRY with an aggregate principal balance outstanding of $2,360 million ($2,520 million--June 30, 1996), of which $1,314 million ($1,227 million--June 30, 1996) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $893 million ($808 million--June 30, 1996). If these loans had not been in nonaccrual status, income from loans for the fiscal year ended June 30, 1997 would have been higher by $146 million ($188 million--June 30, 1996, $156 million--June 30, 1995).

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

A summary of countries with loans or guarantees in nonaccrual status follows:

                      IN MILLIONS
-------------------------------------------------------------------------------------------------------

                                                                              1997
                                                         ----------------------------------------------
                                                          PRINCIPAL    PRINCIPAL AND      NONACCRUAL
BORROWER                                                 OUTSTANDING  CHARGES OVERDUE       SINCE
-------------------------------------------------------  -----------  ---------------  ----------------
WITH OVERDUES
  Congo, Democratic Republic of........................   $      84      $      72     November 1993
  Iraq.................................................          44             68     December 1990
  Liberia..............................................         141            252     June 1987
  Sudan................................................           6              4     January 1994
  Syrian Arab Republic.................................         360            513     February 1987
  Yugoslavia, Federal Republic of (Serbia/
    Montenegro)........................................       1,146          1,298     September 1992
                                                         -----------        ------
  Total................................................       1,781          2,207
WITHOUT OVERDUES
  Bosnia and Herzegovina...............................         579             --     September 1992
                                                         -----------        ------
TOTAL..................................................   $   2,360      $   2,207
                                                         -----------        ------
                                                         -----------        ------
-------------------------------------------------------------------------------------------------------

In connection with the cessation of the membership of the SFRY discussed in Note A, in February 1993 IBRD reached an agreement with the FRY for the apportionment and service of debt due to IBRD on loans made to or guaranteed by the SFRY and assumed by the FRY, which confirmed a February 1992 interim agreement between the SFRY (then consisting of the Republics of Bosnia and Herzegovina, Macedonia, Montenegro and Serbia) and IBRD pertaining, among other things, to such loans. As of the date hereof, no debt-service payments have been received by IBRD from the FRY.

In June 1996 the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income. The first consolidation loan was a currency pool loan of $29 million carrying IBRD's adjustable lending rate for such loans at the time, 6.98 percent, plus 41 basis points. The second consolidation loan was also a currency pool loan in the amount of $285 million carrying IBRD's adjustable lending rate for such loans at the time, 6.98 percent, plus 4 basis points. The third consolidation loan was a U. S. dollar LIBOR-based single currency loan of $307 million carrying IBRD's lending rate for such loans at the time, 5.38 percent. All three consolidation loans have a final maturity of 30 years, which includes a five-year grace period. The consolidation loans aggregated the existing assumed loans which had final maturities ranging from April 1, 1992 to May 15, 2001 and a combined weighted-average interest rate of 7.95 percent.

The average recorded investment in nonaccruing loans during the fiscal year ended June 30, 1997 was $2,430 million ($2,466 million--June 30, 1996).

During the fiscal years ended June 30, 1997, June 30, 1996 and June 30, 1995, no loans came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

IBRD has never suffered a loss on any of its loans, with the exception of losses resulting from the difference between the present value of payments for interest and charges made according to the related

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------
loan's contractual terms and the present value of their expected future cash flows discounted at the loan's contractual rates. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. In an attempt to recognize the risk inherent in these and any other potential overdue payments, IBRD maintains a provision for loan losses.

An analysis of the changes to the Accumulated Provision for Loan Losses for the fiscal years ended June 30, 1997 and June 30, 1996 appears below:

                                            IN MILLIONS
----------------------------------------------------------------------------------------------------

                                                                                  1997       1996
                                                                                ---------  ---------
Balance, beginning of the fiscal year.........................................  $   3,340  $   3,740
Provision for loan losses.....................................................         63         42
Translation adjustment........................................................       (193)      (442)
                                                                                ---------  ---------
Balance, end of the fiscal year...............................................  $   3,210  $   3,340
                                                                                ---------  ---------
                                                                                ---------  ---------
----------------------------------------------------------------------------------------------------

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries (HIPCs) to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide enhanced debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. On November 7, 1996, the HIPC Debt Initiative Trust Fund was established, constituted by funds to be contributed by creditors of HIPCs, to assist eligible beneficiary countries reduce their overall debt burden. The HIPC Debt Initiative Trust Fund is administered by IDA. IBRD has taken the situation of these countries into account in its review of the adequacy of the Accumulated Provision for Loan Losses.

FIFTH DIMENSION PROGRAM

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At June 30, 1997, IDA had approved credits of $1,526 million ($1,379 million--June 30, 1996) under this program from inception, of which $1,435 million ($1,327 million--June 30, 1996) had been disbursed to the eligible countries.

--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
---------------------------------------------------------

NOTE D--BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty.

CURRENCY SWAPS: Currency swaps are agreements comprised of a conversion of the proceeds of a borrowing into a different currency and a forward exchange agreement providing for a schedule of future exchanges of the two currencies in order to recover the currency converted. The combination of a borrowing and a currency swap produces the financial equivalent of substituting a borrowing in the currency obtained in the initial conversion for the original borrowing.

INTEREST RATE SWAPS: Interest rate swaps are agreements which transform a fixed rate payment obligation in a particular currency into a floating rate obligation in that currency or vice-versa.

FORWARD INTEREST RATE SWAPS: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

SWAPTIONS: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

DEFERRED RATE SETTING (DRS) AGREEMENTS: DRS allows an entity to fix the effective interest cost of all or a portion of debt issues over a specified period of time after the issue date of the respective debt issues. IBRD enters into DRS agreements in conjunction with some of its bond issues. The agreements provide for payments to be made to or by IBRD reflecting gain or loss on one or more government securities or related financial instruments. The potential credit loss to IBRD from nonperformance is limited to any amounts due, but unsettled, from the financial intermediary. However, periodic mark-to-market settlements on these agreements limit this risk. At June 30, 1997 and June 30, 1996, the effective interest cost of all principal amounts had been fixed.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
------------------------------------------------------------------

A summary of IBRD's borrowings portfolio at June 30, 1997 and June 30, 1996 follows:

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 1997

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                        INTEREST
                                                                                                                          RATE
                                                                                              CURRENCY                    SWAP
                                                   DIRECT BORROWINGS                       SWAP AGREEMENTS             AGREEMENTS
                                         -------------------------------------  -------------------------------------  -----------
                                                         WGTD.                                  WGTD.                   NOTIONAL
                                                         AVG.        AVERAGE      AMOUNT        AVG.        AVERAGE      AMOUNT
                                RATE                     COST       MATURITY      PAYABLE       COST       MATURITY      PAYABLE
CURRENCY                        TYPE       AMOUNT         (%)        (YEARS)    (RECEIVABLE)     (%)        (YEARS)    (RECEIVABLE)
---------------------------  ----------  -----------     -----     -----------  -----------     -----     -----------  -----------
Deutsche mark                Fixed        $  12,468         6.58         5.43    $   3,071         7.47         2.33    $   6,800
                                                                                      (393)        5.93        14.05       (2,878)
                             Adjustable         203         7.54         6.12        8,921         3.05         2.98        2,936
                                                                                       (22)        5.58         0.99       (6,858)

Japanese yen                 Fixed           24,501         5.15         4.48          529         5.63         2.39        2,148
                                                                                    (1,251)        5.99         6.07       (3,123)
                             Adjustable       1,223         1.83         2.66          506         0.05         1.20        3,123
                                                                                       (44)        4.45        14.98       (2,148)

Netherlands guilders         Fixed            1,873         7.25         3.28           80         6.31         0.19           --
                                                                                    (1,123)        7.62         2.05

Swiss francs                 Fixed            3,916         6.02         5.63        1,862         5.20         2.94          780
                                                                                    (3,050)        5.79         2.84
                             Adjustable          --           --           --          780         0.74         2.70         (780)

U. S. dollars                Fixed           23,725         7.49         6.63          178         8.98         2.99        6,095
                                                                                    (1,023)        9.19         3.12      (10,518)
                             Adjustable       1,213         5.14         3.59       12,111         5.49         6.26       10,646
                                                                                    (2,511)        5.57         2.31       (6,223)

Others                       Fixed           18,112         8.71         4.80          157         8.34         2.09          113
                                                                                   (16,029)        8.59         4.43         (424)
                             Adjustable       1,798         5.92         4.95           13        10.85         0.32          424
                                                                                    (2,149)        5.61         5.08         (113)
                                         -----------         ---          ---   -----------                            -----------

Total                        Fixed           84,595         6.86         5.32        5,877                                 15,936
                                                                                   (22,869)                               (16,943)
                             Adjustable       4,437         4.65         4.00       22,331                                 17,129
                                                                                    (4,726)                               (16,122)
                                         -----------         ---          ---   -----------                            -----------

Principal at face value                      89,032         6.75         5.25          613                                     --
Net unamortized discounts                        (1)
                                         -----------         ---          ---   -----------                            -----------
Total                                     $  89,031         6.75         5.25    $     613                              $      --
                                         -----------         ---          ---   -----------                            -----------
                                         -----------         ---          ---   -----------                            -----------

----------------------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS
---------------------------

                                                              NET CURRENCY OBLIGATIONS
                                                       ---------------------------------------
                                WGTD.                                  WGTD.
                                AVG.        AVERAGE      AMOUNT        AVG.         AVERAGE
                                COST       MATURITY      PAYABLE       COST        MATURITY*
CURRENCY                         (%)        (YEARS)    (RECEIVABLE)     (%)         (YEARS)
---------------------------     -----     -----------  -----------     -----     -------------
Deutsche mark                      6.93         2.74    $  22,339         6.81          4.19
                                   5.25         4.48       (3,271)        5.33          5.63
                                   3.24         4.53       12,060         3.17          3.41
                                   3.35         2.78       (6,880)        3.35          2.77
Japanese yen                       3.60         1.87       27,178         5.04          4.23
                                   3.02         4.39       (4,374)        3.85          4.86
                                   0.57         4.39        4,852         0.83          3.62
                                   1.34         1.87       (2,192)        1.41          2.13
Netherlands guilders                 --           --        1,953         7.21          3.15
                                                           (1,123)        7.62          2.05
Swiss francs                       7.11         2.77        6,558         5.91          4.52
                                                           (3,050)        5.79          2.84
                                   1.73         2.77          780         0.74          2.70
                                                             (780)        1.73          2.77
U. S. dollars                      6.81         3.67       29,998         7.36          6.01
                                   6.29         5.69      (11,541)        6.55          5.46
                                   5.77         5.64       23,970         5.59          5.85
                                   5.78         3.62       (8,734)        5.72          3.24
Others                             5.77         7.17       18,382         8.68          4.79
                                   7.12         5.73      (16,453)        8.55          4.46
                                   3.35         5.73        2,235         5.46          5.07
                                   3.46         7.17       (2,262)        5.50          5.18
                                                       -----------         ---           ---
Total                                                     106,408         6.79          4.82
                                                          (39,812)        6.95          4.70
                                                           43,897         4.31          4.83
                                                          (20,848)        4.31          3.16
                                                       -----------         ---           ---
Principal at face value                                    89,645         6.07          5.26
Net unamortized discounts                                      (1)
                                                       -----------         ---           ---
Total                                                   $  89,644         6.07          5.26
                                                       -----------         ---           ---
                                                       -----------         ---           ---
---------------------------

* At June 30, 1997 the average repricing period of the net currency obligations for adjustable rate borrowings is four months.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
------------------------------------------------------------------

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 1996

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                        INTEREST
                                                                                                                          RATE
                                                                                              CURRENCY                    SWAP
                                                   DIRECT BORROWINGS                       SWAP AGREEMENTS             AGREEMENTS
                                         -------------------------------------  -------------------------------------  -----------
                                                         WGTD.                                  WGTD.                   NOTIONAL
                                                         AVG.        AVERAGE      AMOUNT        AVG.        AVERAGE      AMOUNT
                                RATE                     COST       MATURITY      PAYABLE       COST       MATURITY      PAYABLE
CURRENCY                        TYPE       AMOUNT         (%)        (YEARS)    (RECEIVABLE)     (%)        (YEARS)    (RECEIVABLE)
---------------------------  ----------  -----------     -----     -----------  -----------     -----     -----------  -----------
Deutsche mark                Fixed        $  14,287         6.71         5.58    $   2,000         7.75         2.51    $   8,544
                                                                                                                           (2,134)
                             Adjustable         229         7.54         7.12        9,919         2.93         3.53        2,199
                                                                                                                           (8,609)

Japanese yen                 Fixed           29,466         5.24         4.78          335         5.51         2.21        1,329
                                                                                      (964)        6.12         8.07       (2,528)
                             Adjustable       1,232         2.04         3.21           71         0.03         1.59        2,528
                                                                                       (92)        0.25         0.48       (1,329)

Netherlands guilders         Fixed            2,837         7.23         3.33           91         6.31         1.19           --
                                                                                    (1,447)        7.70         2.77

Swiss francs                 Fixed            4,996         6.04         6.28        2,523         5.19         3.39          892
                                                                                      (873)        6.47         3.46
                             Adjustable          --           --           --          892         0.84         3.70
                                                                                                                             (892)

U.S. dollars                 Fixed           23,305         7.84         6.91          178         8.98         3.99        4,002
                                                                                    (1,198)        9.02         3.73       (6,211)
                             Adjustable       1,453         4.90         3.87        3,344         5.06         4.49        6,449
                                                                                      (848)        4.94         4.66       (4,240)

Others                       Fixed           13,180         9.30         3.72                                                  36
                                                                                   (10,904)        9.25         2.97         (287)
                             Adjustable       1,419         6.38         4.62                                                 417
                                                                                    (1,610)        5.97         4.51         (166)
                                         -----------         ---   -----------  -----------                            -----------

Total                        Fixed           88,071         6.90         5.36        5,127                                 14,803
                                                                                   (15,386)                               (11,160)
                             Adjustable       4,333         4.70         4.10       14,226                                 11,593
                                                                                    (2,550)                               (15,236)
                                         -----------         ---   -----------  -----------                            -----------

Principal at face value                      92,404                                  1,417                                     --
Net unamortized discounts                       (13)
                                         -----------         ---   -----------  -----------                            -----------
Total                                     $  92,391         6.80         5.29    $   1,417                              $      --
                                         -----------         ---   -----------  -----------                            -----------
                                         -----------         ---   -----------  -----------                            -----------

----------------------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS
---------------------------

                                                              NET CURRENCY OBLIGATIONS
                                                       ---------------------------------------
                                WGTD.                                  WGTD.
                                AVG.        AVERAGE      AMOUNT        AVG.         AVERAGE
                                COST       MATURITY      PAYABLE       COST        MATURITY*
CURRENCY                         (%)        (YEARS)    (RECEIVABLE)     (%)         (YEARS)
---------------------------     -----     -----------  -----------     -----     -------------
Deutsche mark                      7.08         3.41    $  24,831         6.92          4.59
                                   5.26         5.51       (2,134)        5.26          5.51
                                   3.37         5.57       12,347         3.09          3.96
                                   3.47         3.45       (8,609)        3.47          3.45
Japanese yen                       5.49         3.15       31,130         5.26          4.68
                                   2.64         5.72       (3,492)        3.59          6.36
                                   0.67         5.72        3,831         1.09          4.83
                                   2.09         3.15       (1,421)        1.97          2.97
Netherlands guilders                 --           --        2,928         7.20          3.26
                                                           (1,447)        7.70          2.77
Swiss francs                       7.11         3.77        8,411         5.90          5.15
                                                             (873)        6.47          3.46
                                                              892         0.84          3.70
                                   2.08         3.77         (892)        2.08          3.77
U.S. dollars                       7.10         3.72       27,485         7.74          6.43
                                   6.45         7.50       (7,409)        6.87          6.89
                                   5.55         7.27       11,246         5.32          6.00
                                   5.53         3.58       (5,088)        5.43          3.76
Others                             6.62         7.20       13,216         9.29          3.73
                                   7.43         4.37      (11,191)        9.21          3.01
                                   5.24         4.57        1,836         6.12          4.61
                                   8.74         5.47       (1,776)        6.22          4.60
                                                       -----------         ---           ---
Total                                                     108,001         6.87          4.98
                                                          (26,546)        7.33          4.74
                                                           30,152         3.79          4.87
                                                          (17,786)        4.12          3.59
                                                       -----------         ---           ---
Principal at face value                                    93,821
Net unamortized discounts                                     (13)
                                                       -----------         ---           ---
Total                                                   $  93,808         6.26          5.29
                                                       -----------         ---           ---
                                                       -----------         ---           ---
---------------------------

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
------------------------------------------------------------------

SHORT-TERM BORROWINGS AND SWAPS AT JUNE 30, 1997 AND JUNE 30, 1996

IN MILLIONS OF U. S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------------------------------------------------

                                                                       1997                                      1996
                                        -------------------------------------------------------------------  -------------
                                                                      INTEREST
                                                        CURRENCY        RATE                       WGTD.
                                                          SWAP          SWAP           NET         AVG.
                               RATE       PRINCIPAL      PAYABLE       PAYABLE      CURRENCY       COST        PRINCIPAL
CURRENCY                       TYPE      OUTSTANDING   (RECEIVABLE) (RECEIVABLE)   OBLIGATIONS*     (%)       OUTSTANDING
--------------------------  ----------  -------------  -----------  -------------  -----------     -----     -------------
SHORT-TERM NOTES
U.S. dollars                Fixed         $   3,015     $      --     $      --     $   3,015         5.68     $   1,369

GLOBAL MULTICURRENCY NOTES
Czech koruny                Fixed               220            --            --           220        10.88            54
                                                             (220)           --          (220)       10.88

Deutsche mark               Fixed                --            --            --            --           --            --
                            Adjustable           --           394            --           394         2.80            --

Italian lire                Fixed               148            --            --           148         6.80            20
                                                             (148)           --          (148)        6.80

Japanese yen                Fixed                95            88            --           183         3.16            --
                                                              (95)           --           (95)        5.93            --

New Zealand dollars         Fixed               137            --            --           137         7.96            --
                                                             (137)           --          (137)        7.96

Slovak koruny               Fixed                67            --            --            67        12.65            --
                                                              (67)           --           (67)       12.65            --

U. S. dollars               Fixed             1,100           120            --         1,220         4.93           300
                                                                           (900)         (900)        4.65            --
                            Adjustable           --           877           900         1,777         5.52            --
                                                             (112)           --          (112)        5.40            --

South African rand          Fixed               657            --            --           657        15.07            --
                                                             (657)           --          (657)       15.07            --

CENTRAL BANK FACILITY
U.S. dollars                Adjustable        2,200            --            --         2,200         5.14         2,586
                                             ------    -----------        -----    -----------       -----        ------

TOTAL                       Fixed             5,439           208            --         5,647         6.90         1,743
                                                           (1,324)         (900)       (2,224)        8.99            --
                            Adjustable        2,200         1,271           900         4,371         5.09         2,586
                                                             (112)                       (112)        5.40
                                             ------    -----------        -----    -----------       -----        ------
Principal at face value                       7,639            43            --         7,682         5.28         4,329
Net unamortized premiums (discounts)              9                                         9                         (1)
                                             ------    -----------        -----    -----------       -----        ------
Total                                     $   7,648     $      43     $      --     $   7,691         5.28     $   4,328
                                             ------    -----------        -----    -----------       -----        ------
                                             ------    -----------        -----    -----------       -----        ------
--------------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U. S. DOLLA
--------------------------

                                             INTEREST
                              CURRENCY         RATE                       WGTD.
                                SWAP           SWAP           NET         AVG.
                               PAYABLE        PAYABLE      CURRENCY       COST
CURRENCY                    (RECEIVABLE)   (RECEIVABLE)   OBLIGATIONS      (%)
--------------------------  -------------  -------------  -----------     -----
SHORT-TERM NOTES
U.S. dollars                  $      --      $      --     $   1,369         5.46
GLOBAL MULTICURRENCY NOTES
Czech koruny                         --             --            54        10.91
                                    (54)            --           (54)       10.91
Deutsche mark                        20             --            20         3.09
                                     54             --            54         3.05
Italian lire                         --             --            20         8.62
                                    (20)            --           (20)        8.62
Japanese yen                         --             --            --           --
                                     --             --            --           --
New Zealand dollars                  --             --            --           --

Slovak koruny                        --             --            --           --
                                     --             --            --           --
U. S. dollars                        --             --           300         5.52
                                     --             --            --           --
                                     --             --            --           --
                                     --             --            --           --
South African rand                   --             --            --           --
                                     --             --            --           --
CENTRAL BANK FACILITY
U.S. dollars                         --             --         2,586         5.47
                                  -----          -----    -----------       -----
TOTAL                                20             --         1,763         5.65
                                    (74)            --           (74)       10.29
                                     54             --         2,640         5.42

                                  -----          -----    -----------       -----
Principal at face value              --             --         4,329         5.43
Net unamortized premiums (                                        (1)
                                  -----          -----    -----------       -----
Total                         $      --      $      --     $   4,328         5.43
                                  -----          -----    -----------       -----
                                  -----          -----    -----------       -----
--------------------------

*** At June 30, 1997 the average repricing period of the net currency obligations for short-term borrowings is three months.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at June 30, 1997 and June 30, 1996 is as follows:

IN MILLIONS
----------------------------------------------------------------------------------------------------

PERIOD                                                                                       1997
-----------------------------------------------------------------------------------------  ---------
July 1, 1997 through June 30, 1998.......................................................  $  13,185
July 1, 1998 through June 30, 1999.......................................................      9,492
July 1, 1999 through June 30, 2000.......................................................     17,430
July 1, 2000 through June 30, 2001.......................................................      8,173
July 1, 2001 through June 30, 2002.......................................................      9,498
July 1, 2002 through June 30, 2007.......................................................     21,806
Thereafter...............................................................................      9,448
                                                                                           ---------
Total....................................................................................  $  89,032
                                                                                           ---------
                                                                                           ---------
----------------------------------------------------------------------------------------------------

IN MILLIONS
----------------------------------------------------------------------------------------------------

PERIOD                                                                                       1996
-----------------------------------------------------------------------------------------  ---------
July 1, 1996 through June 30, 1997.......................................................  $  12,467
July 1, 1997 through June 30, 1998.......................................................     13,949
July 1, 1998 through June 30, 1999.......................................................      9,526
July 1, 1999 through June 30, 2000.......................................................     14,262
July 1, 2000 through June 30, 2001.......................................................      7,529
July 1, 2001 through June 30, 2006.......................................................     25,886
Thereafter...............................................................................      8,785
                                                                                           ---------
Total....................................................................................  $  92,404
                                                                                           ---------
                                                                                           ---------
----------------------------------------------------------------------------------------------------

The following table reflects the carrying and estimated fair values of the borrowings portfolio at June 30, 1997 and June 30, 1996:

IN MILLIONS
---------------------------------------------------------------------------------------------------------

                                                                 1997                      1996
                                                       ------------------------  ------------------------
                                                        CARRYING     ESTIMATED    CARRYING     ESTIMATED
                                                          VALUE     FAIR VALUE      VALUE     FAIR VALUE
                                                       -----------  -----------  -----------  -----------
Short-term...........................................   $   7,648    $   7,699    $   4,328    $   4,371
Medium- and long-term................................      89,031       96,310       92,391       99,250
Swaps
  Currency
    Payable..........................................      29,687       30,098       19,427       19,841
    Receivable.......................................     (29,031)     (30,375)     (18,010)     (19,203)
  Interest rate......................................          --          654           --        1,064
  Swaptions..........................................          --            1           --            1
                                                       -----------  -----------  -----------  -----------
Total................................................   $  97,335    $ 104,387    $  98,136    $ 105,324
                                                       -----------  -----------  -----------  -----------
                                                       -----------  -----------  -----------  -----------
---------------------------------------------------------------------------------------------------------

The estimated fair values are based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve. The fair value of swaps represents the estimated cost of replacing these contracts on that date.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

NOTE E--CREDIT RISK

COUNTRY CREDIT RISK: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its reserves in the case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

COMMERCIAL CREDIT RISK: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk in excess of the amount recorded on the balance sheet. Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For both on- and off-balance sheet securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the expanding use of mark-to-market collateral arrangements for swap transactions. IBRD may also accept collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 1997 and June 30, 1996 are given below:

IN MILLIONS
-----------------------------------------------------------------------------------------------------

                                                                                   1997       1996
                                                                                 ---------  ---------
INVESTMENTS--TRADING PORTFOLIO
Futures and forwards
  -Long position...............................................................  $   6,620  $   1,499
  -Short position..............................................................      6,675      5,875
  -Credit exposure due to potential nonperformance by counterparties...........          1          2
Options
  -Long position...............................................................        134        679
  -Short position..............................................................         --        429
Covered forwards
  -Credit exposure due to potential nonperformance by counterparties...........         36          2

BORROWINGS PORTFOLIO
Currency swaps
  -Credit exposure due to potential nonperformance by counterparties...........      1,255        728
Interest rate swaps
  -Notional principal..........................................................     33,965     26,396
  -Credit exposure due to potential nonperformance by counterparties...........        393         96
Swaptions
  -Notional principal..........................................................         74         30
  -Credit exposure due to potential nonperformance by counterparties                    --         --
-----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

NOTE F--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

RETAINED EARNINGS: Retained Earnings comprises the following elements at June 30, 1997 and June 30, 1996:

IN MILLIONS
-----------------------------------------------------------------------------------------------------

                                                                                   1997       1996
                                                                                 ---------  ---------
Special reserve................................................................  $     293  $     293
General reserve................................................................     14,159     13,909
Surplus........................................................................        457        710
Unallocated net income.........................................................      1,285      1,187
                                                                                 ---------  ---------
Total..........................................................................  $  16,194  $  16,099
                                                                                 ---------  ---------
                                                                                 ---------  ---------
-----------------------------------------------------------------------------------------------------

On August 1, 1996, the Executive Directors allocated $250 million of the net income earned in the fiscal year ended June 30, 1996 to the General Reserve. On October 3, 1996, the Board of Governors approved the following transfers, out of unallocated Net Income: an amount equivalent to $300 million in SDRs (valued at June 30, 1996) to IDA, by way of grant, and $637 million to Surplus. On the same day, the Board of Governors approved the following transfers, by way of grant, out of Surplus: an amount equivalent to $300 million in SDRs (valued at June 30, 1996) to IDA and amounts up to $500 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund or other arrangements in support of the HIPC Debt Initiative when other creditors of the eligible beneficiary countries are determined by IBRD to have agreed to meet their share of the costs envisaged within the framework of the initiative. On February 3, 1997, the Board of Governors approved a transfer from Surplus, by way of grant, of $90 million to the Trust Fund for Gaza and West Bank.

TRANSFERS TO INTERNATIONAL DEVELOPMENT ASSOCIATION: The Board of Governors had approved aggregate transfers through June 30, 1996 to IDA totaling $4,831 million from unallocated Net Income. On October 3, 1996, the Board of Governors approved a transfer to IDA, by way of grant, of $300 million in an equivalent amount in SDRs out of unallocated Net Income. On the same day, the Board of Governors approved a transfer, by way of grant, out of Surplus of $300 million in an equivalent amount in SDRs. At June 30, 1997, there was no payable to IDA.

TRANSFERS TO DEBT REDUCTION FACILITY FOR IDA-ONLY COUNTRIES: The Board of Governors had approved aggregate transfers through June 30, 1996 to the Debt Reduction Facility for IDA-Only Countries (DRF) totaling $300 million. At June 30, 1997, $118 million ($119 million June 30, 1996) remained payable.

TRANSFER TO TRUST FUND FOR GAZA AND WEST BANK: The Board of Governors had approved aggregate transfers through June 30, 1996 to the Trust Fund for Gaza and West Bank (TFG), totaling $140 million. On February 3, 1997, the Board of Governors approved a transfer from Surplus, by way of grant, of $90 million. At June 30, 1997, $83 million ($70 million June 30, 1996) remained payable.

TRANSFER TO TRUST FUND FOR BOSNIA AND HERZEGOVINA: In February 1996 the Board of Governors approved a transfer from Surplus, by way of grant, of $150 million to a trust fund administered by IDA to finance an emergency reconstruction program in Bosnia and Herzegovina. At June 30, 1997, there was no payable to the Trust Fund. At June 30, 1996, $16 million remained payable.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

TRANSFERS TO THE HEAVILY INDEBTED POOR COUNTRIES DEBT INITIATIVE TRUST FUND: On October 3, 1996, the Board of Governors approved a transfer from Surplus, by way of grant, of amounts up to $500 million to the HIPC Debt Initiative Trust Fund contingent upon IBRD's determination that the other creditors of the eligible beneficiary countries have agreed to meet their share of the costs envisaged under the HIPC Debt Initiative. On May 5, 1997, upon management's determination that creditors holding a substantial portion of the debts of countries eligible under the HIPC Debt Initiative have agreed to meet their share of the costs envisaged under the Initiative, IBRD's Executive Directors approved the transfer of the $500 million that had been set aside in Surplus for the HIPC Debt Initiative Trust Fund. At June 30, 1997, there was no payable to the HIPC Debt Initiative Trust Fund.

NOTE G--ADMINISTRATIVE EXPENSES AND CONTRIBUTIONS TO SPECIAL PROGRAMS

In fiscal year 1995 the Executive Directors authorized expenditures for costs associated with planned staff reductions. The total cost of this program was $112 million, of which $45 million was charged to IDA. At June 30, 1997, $64 million ($26 million June 30, 1996) has been charged against the accrual of $112 million. This accrual included costs associated with job search assistance, training, outplacement consulting, pension plan contributions, medical insurance contributions and related tax allowances.

On March 31, 1997, the Executive Directors approved a multiyear program of institutional renewal to improve IBRD's and IDA's business processes, products and services, strengthen their human resources through more skilled and better trained staff, and achieve a higher level of development effectiveness. Implementation of this program is expected to result in costs associated with staff reductions during the fiscal years 1997 through 1999. At June 30, 1997, 57 staff had been identified for separation at a cost of $10 million. Included in the total charge of $10 million are costs associated with outplacement consulting, job search assistance, training, medical insurance plan contributions and related tax allowances. Of the total charge of $10 million, $4 million has been charged to IDA for fiscal year 1997 consistent with normal cost apportionment procedures applied in the calculation of the management fee.

Administrative Expenses for the fiscal year ended June 30, 1997 are net of the management fee of $416 million ($508 million--June 30, 1996, $571 million--June 30, 1995) charged to IDA and $108 million ($102 million--June 30, 1996, $111 million--June 30, 1995) charged to reimbursable programs. Included in the amounts charged to reimbursable programs are allocated charges of $21 million ($22 million--June 30, 1996, $21 million--June 30, 1995) charged to IFC and $1 million ($1 million--June 30, 1996 and June 30, 1995) charged to MIGA.

Contributions to special programs represent grants for agricultural research, the control of onchocerciasis, and other developmental activities.

NOTE H--TRUST FUNDS

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------
trust and are not included in the assets of IBRD. The distribution of trust fund assets by executing agent at June 30, 1997 and June 30, 1996 is as follows:

--------------------------------------------------------------------------------------------
                                                    1997                      1996
                                          ------------------------  ------------------------

                                             TOTAL                     TOTAL
                                           FIDUCIARY                 FIDUCIARY
                                            ASSETS      NUMBER OF     ASSETS      NUMBER OF
                                              (IN      TRUST FUND       (IN      TRUST FUND
                                           MILLIONS)    ACCOUNTS     MILLIONS)    ACCOUNTS
                                          -----------  -----------  -----------  -----------
IBRD executed...........................   $     552        1,622    $     548        1,314
Recipient executed......................       1,513        1,236        1,308          935
                                          -----------       -----   -----------       -----
Total...................................   $   2,065        2,858    $   1,856        2,249
                                          -----------       -----   -----------       -----
                                          -----------       -----   -----------       -----
--------------------------------------------------------------------------------------------

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 1997, IBRD received $15 million ($15 million--June 30, 1996, $19 million--June 30, 1995) as fees for administering trust funds. These fees have been recorded as a reduction of administrative expenses.

NOTE I--STAFF RETIREMENT PLAN

IBRD has a defined benefit retirement plan (the Plan) covering substantially all of its staff. The Plan also covers substantially all the staff of IFC and MIGA. Under the Plan, benefits are based on the years of contributory service and the highest three-year average of pensionable remuneration as defined in the Plan, with the staff contributing a fixed percentage of pensionable remuneration, and IBRD contributing the remainder of the actuarially-determined cost of future Plan benefits. The actuarial present values of Plan obligations throughout the fiscal year are determined at the beginning of the fiscal year by the Plan's actuary. All contributions to the Plan and all other assets and income held for the purposes of the Plan are held by IBRD separately from the other assets and income of IBRD, IDA, IFC and MIGA and can be used only for the benefit of the participants in the Plan and their beneficiaries, until all liabilities to them have been paid or provided for. Plan assets consist primarily of equity and fixed income securities, with smaller holdings of cash, real estate and other investments.

Net periodic pension cost for IBRD participants for the fiscal years ended June 30, 1997, June 30, 1996 and June 30, 1995 consisted of the following components:

IN MILLIONS
------------------------------------------------------------------------------------------------------------

                                                                               1997       1996       1995
                                                                             ---------  ---------  ---------
Service cost--benefits earned during the fiscal year.......................  $     189  $     216  $     186
Interest cost on projected benefit obligation..............................        342        360        348
Actual return on plan assets...............................................     (1,472)      (917)      (428)
Net amortization and deferral..............................................        842        437         (3)
                                                                             ---------  ---------  ---------
Net periodic pension (income) cost.........................................  $     (99) $      96  $     103
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------
------------------------------------------------------------------------------------------------------------

IBRD has re-evaluated the economic assumptions underlying its pension expense methodology. Based on changes arising from this re-evaluation and changes in the Plan assets at their fair value, IBRD recorded $63 million in pension income for the fiscal year ending June 30, 1997 versus pension expense of $60

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------
million for the fiscal year ended June 30, 1996. For the fiscal year ended June 30, 1997, the employers' cash contribution for all participants in the Plan was $94 million, of which $49 million is attributable to IBRD and is included in Miscellaneous Assets on the balance sheet. For the fiscal year ended June 30, 1997, the management fee charged to IDA was reduced by $36 million representing the portion of the pension income allocated to IDA. For the fiscal year ended June 30, 1996, a pension expense of $36 million ($38 million--June 30, 1995) was included in the management fee charged to IDA.

The following table sets forth the Plan's funded status at June 30, 1997 and June 30, 1996:

IN MILLIONS
------------------------------------------------------------------------------------------------------

                                                                                    1997       1996
                                                                                  ---------  ---------
Actuarial present value of benefit obligations
  Accumulated benefit obligation
    Vested......................................................................  $  (3,760) $  (3,543)
    Nonvested...................................................................        (49)       (36)
                                                                                  ---------  ---------
      Subtotal..................................................................     (3,809)    (3,579)

  Effect of projected compensation levels.......................................     (1,783)    (1,718)
                                                                                  ---------  ---------
    Projected benefit obligation................................................     (5,592)    (5,297)

Plan assets at fair value.......................................................      8,698      7,033
                                                                                  ---------  ---------
Plan assets in excess of projected benefit obligation...........................      3,106      1,736
Remaining unrecognized net transition asset.....................................        (78)       (91)
Unrecognized prior service cost.................................................         66         74
Unrecognized net gain from past experience different from that assumed and from
  changes in assumptions........................................................     (2,881)    (1,719)
                                                                                  ---------  ---------
Prepaid pension cost............................................................  $     213  $      --
                                                                                  ---------  ---------
                                                                                  ---------  ---------
------------------------------------------------------------------------------------------------------

Of the $213 million prepaid at June 30, 1997 ($nil at June 30, 1996), $184 million is attributable to IBRD ($nil at June 30, 1996) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IFC and MIGA.

The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5 percent (7.5 percent--June 30, 1996). The effect of projected compensation levels was calculated based on a scale that provides for a decreasing rate of salary increase depending on age, beginning with 11.0 percent (13.3 percent--June 30, 1996) at age 20 and decreasing to 5.5 percent (6.8 percent--June 30, 1996) at age 64. The expected long-term rate of return on assets was 9 percent (9 percent--June 30, 1996).

NOTE J--RETIRED STAFF BENEFITS PLAN

IBRD has a Retired Staff Benefits Plan (RSBP) that provides certain health care and life insurance benefits to retirees. All staff who are enrolled in the insurance programs while in active service and who meet certain requirements are eligible for benefits when they reach early or normal retirement age while working for IBRD. The RSBP also covers the staff of IFC and MIGA.

Retirees contribute a level amount toward life insurance based on the amount of coverage. Retiree contributions toward health care are based on length of service and age at retirement. IBRD annually

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------
contributes the remainder of the actuarially-determined cost for future benefits. The actuarial present values of RSBP obligations throughout the fiscal year are determined at the beginning of the fiscal year by the RSBP's actuary. All contributions to the RSBP and all other assets and income held for purposes of the RSBP are held by IBRD separately from the other assets and income of IBRD, IDA, IFC, and MIGA and can be used only for the benefit of the participants in the RSBP and their beneficiaries until all liabilities to them have been paid or provided for. RSBP assets consist primarily of fixed income and equity securities.

Net periodic postretirement benefits cost for IBRD participants for the fiscal years ended June 30, 1997, June 30, 1996 and June 30, 1995 consisted of the following components:

IN MILLIONS
--------------------------------------------------------------------------------------------------------------

                                                                            1997         1996         1995
                                                                            -----        -----        -----
Service cost--benefits earned during the fiscal year...................   $      38    $      32    $      28
Interest cost on accumulated postretirement benefit obligation.........          47           45           48
Actual return on plan assets...........................................        (200)        (130)         (40)
                                                                                ---          ---          ---
Net amortization and deferral..........................................         139           87            1
                                                                                ---          ---          ---
Net periodic postretirement benefits cost..............................   $      24    $      34    $      37
                                                                                ---          ---          ---
                                                                                ---          ---          ---
--------------------------------------------------------------------------------------------------------------

The portion of this cost that relates to IBRD and is included in Administrative Expenses for the fiscal year ended June 30, 1997 is $15 million ($22 million--June 30, 1996, $23 million--June 30, 1995). The balance has been included in the management fee charged to IDA.

The following table sets forth the RSBP's funded status at June 30, 1997 and June 30, 1996:

IN MILLIONS
------------------------------------------------------------------------------------------------------

                                                                                    1997       1996
                                                                                  ---------  ---------
Accumulated postretirement benefit obligation
  Retirees......................................................................  $    (320) $    (293)
  Fully eligible active plan participants.......................................       (142)      (128)
  Other active plan participants................................................       (277)      (285)
                                                                                  ---------  ---------
                                                                                       (739)      (706)

Plan assets at fair value.......................................................      1,177        937
                                                                                  ---------  ---------
Plan assets in excess of accumulated postretirement benefit obligation..........        438        231
Unrecognized prior service costs................................................        (10)       (12)
Unrecognized net loss from past experience different from that assumed and from
  changes in assumptions........................................................        (99)      (107)
                                                                                  ---------  ---------
Prepaid postretirement benefit cost.............................................  $     329  $     326
                                                                                  ---------  ---------
                                                                                  ---------  ---------
------------------------------------------------------------------------------------------------------

Of the $329 million prepaid at June 30, 1997 ($326 million--June 30, 1996), $296 million is attributable to IBRD ($295 million--June 30, 1996) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IFC and MIGA.

For June 30, 1997, the accumulated plan benefit obligation (APBO) was determined using health care cost trend rates of 13.7 percent to 10.8 percent, decreasing gradually to 5.5 percent in 2009 and thereafter. The health care cost trend rates used for June 30, 1996 were 14.4 percent to 11.2 percent decreasing gradually to 5.5 percent in 2010 and thereafter.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
---------------------------------------------------------

The health care cost trend rates assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point would increase the APBO at June 30, 1997 by $139 million and the net periodic postretirement benefit cost for the fiscal year then ended by $21 million.

The weighted average discount rate used in determining the APBO was 7.5 percent (8 percent--June 30, 1996). The expected long-term rate of return on plan assets was 7.5 percent (8 percent--June 30, 1996).

                             INFORMATION STATEMENT
                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                AND DEVELOPMENT

                               [World Bank Logo]

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS INFORMATION STATEMENT, ANY SUPPLEMENTAL INFORMATION STATEMENT OR ANY PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE BANK OR BY ANY DEALER, UNDERWRITER OR AGENT OF THE BANK. NEITHER THIS INFORMATION STATEMENT NOR ANY SUPPLEMENTAL INFORMATION STATEMENT OR PROSPECTUS CONSTITUTES AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION.
                            ------------------------

    EXCEPT AS OTHERWISE INDICATED, IN THIS INFORMATION STATEMENT (1) ALL AMOUNTS ARE STATED IN CURRENT UNITED STATES DOLLARS TRANSLATED AS INDICATED IN THE NOTES TO FINANCIAL STATEMENTS -- TRANSLATION OF CURRENCIES AND (2) ALL INFORMATION IS GIVEN AS OF JUNE 30, 1997.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                                 PAGE
                                                                                                 -----
Availability of Information.................................................................           1
Summary Information.........................................................................           2
Selected Financial Data.....................................................................           3
The Bank....................................................................................           4
Equity......................................................................................           4
Income......................................................................................           6
Borrowings..................................................................................           7
Loans and Guarantees........................................................................           9
Liquid Investments..........................................................................          16
Risk Management.............................................................................          16
Affiliated Organizations-IFC, IDA, MIGA.....................................................          18
Administration of the Bank..................................................................          19
The Articles of Agreement...................................................................          21
Legal Status, Privileges and Immunities.....................................................          22
Fiscal Year, External Auditors, Announcements and Allocation of Net Income..................          22
Index to Financial Statements...............................................................          23

                                                      FILE NO. 1-3431
                                                      REGULATION BW
                                                      RULE 3

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION

                                450 Fifth Street, N.W.
                                Washington, D.C. 20549

                                SUPPLEMENTAL REPORT OF

                INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

                                 With respect to its
                                   Short-Term Notes

                      Filed pursuant to Rule 3 of Regulation BW

                              Dated:  September 23, 1997

    The following information regarding the Short-Term Notes (the "Notes") of International Bank for Reconstruction and Development (the "Bank") is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of a Supplemental Information Statement, attached as Exhibit A (the "Supplemental Information Statement").

    Item 1.   Description of Obligations

              -    See Supplemental Information Statement.

              - Short-Term Notes, to be offered on a continuous basis at a discount and with maturities of 360 days or less.

              - Federal Reserve Bank of New York, 33 Liberty Street, New York, is the Fiscal Agent.

    Item 2.   Distribution of Obligations

              -    See Supplemental Information Statement, cover page.

              - The Notes will be offered on a continuous basis with pricing, distribution and commission arrangements as set out in the Selling Group Agreements dated September 27, 1981, as amended, between the Bank and each of the dealers listed on the cover page of the Supplemental Information Statement (the "Selling Group Agreements").

    Item 3.   Distribution Spread

              -    See Supplemental Information Statement, cover page.

              -    See Selling Group Agreements, page 5.

    Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers

              -    See Item 2.

    Item 5.   Other Expenses of Distribution

              - As the Notes will be offered on a continuous basis, precise expense amounts are not known. Approximate annual printing costs are $1,250. The fiscal agency fees charged to the Bank for services rendered by the Fiscal Agent with respect to all of the Bank's domestic borrowings is currently about $330,000 on an annualized basis. While the precise amount of such fiscal agency fees attributable to the Short-Term Notes is not determinable, the Bank estimates that between 5 and 10 percent of such fees should be so allocated.

    Item 6.   Application of Proceeds

              -    See Supplemental Information Statement, page 3.

    Item 7.   Exhibit

              - Exhibit A: Supplemental Information Statement dated September 15, 1997.

              - See also the Bank's Information Statement dated September 15, 1997, filed as Exhibit A to the Bank's Report dated September 23, 1997 with respect to one or more proposed issues of debt securities of the Bank.

                       SUPPLEMENTAL INFORMATION STATEMENT

                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                AND DEVELOPMENT

                                 [ BANK LOGO]]

                                 DISCOUNT NOTES

    The World Bank, officially known as the International Bank for Reconstruction and Development (the Bank), intends to offer on a continuous basis notes (Discount Notes) represented by certificates, in bearer form only, or in uncertificated form (Bookentry Discount Notes) with maturities of 360 days or less at a discount and, in the case of Discount Notes in certificated form only, on an interest-bearing basis. The Discount Notes are offered through a group of dealers consisting of Credit Suisse First Boston; Goldman, Sachs & Co.; Lehman Brothers Inc.; and Merrill Lynch Government Securities Inc. (the Dealers). The Discount Notes may be offered in the United States and Eurodollar markets. The Dealers will not accept any customer's order for Discount Notes to be issued by the Bank for less than $50,000 aggregate face amount per maturity date. Bookentry Discount Notes are available in denominations of $5,000 and integral multiples thereof. Discount Notes in certificated form are available in denominations of $5,000, $25,000, $100,000 and $1,000,000. The maturities of
Discount Notes offered by the Bank and the discount rate for various maturities will be established from time to time by the Bank. Information as to the maturities available and such discount rates (as well as the corresponding interest rates for Discount Notes to be sold on an interest-bearing basis) may be obtained from the Dealers.

    Each of the Dealers has undertaken to the Bank to use its best efforts to maintain a secondary market for the Discount Notes.

    The Federal Reserve Bank of New York acts as Fiscal Agent of the Bank with respect to Discount Notes pursuant to a Fiscal Agency Agreement. On original issuance, all Discount Notes will be issued through the office of the Fiscal Agent in New York. Bookentry Discount Notes will be held by Holding Institutions designated by the Dealers including Morgan Guaranty Trust Company of New York and The Chase Manhattan Bank as depositaries for Morgan Guaranty Trust Company of New York, Brussels branch, as operator of the Euroclear System, and Cedel Bank S.A., respectively. After original issuance, all Bookentry Discount Notes will continue to be held by such Holding Institutions unless a purchaser arranges for the transfer of its Bookentry Bonds to another Holding Institution. There will be no conversions from Bookentry Discount Notes to Discount Notes in certificated form or vice versa. Payment of the purchase price for Discount Notes and payment of Discount Notes at maturity are to be made in immediately available funds to accounts of Holding Institutions.

    The Discount Notes will not be obligations of any government.

    The validity and the terms and conditions of the Discount Notes will be governed by the law of the State of New York.

September 15, 1997

BOOKENTRY SYSTEM

    The Federal Reserve Bank of New York will take delivery of and hold Bookentry Discount Notes as record owner and custodian, but only for other Federal Reserve Banks and Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Bookentry Discount Notes through their respective Federal Reserve Bank or Branch. A Holding Institution is a depository institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. Transfers of Bookentry Discount Notes between Holding Institutions can be made through the Federal Reserve Communications System.

    The aggregate holdings of Bookentry Discount Notes of each Holding Institution will be reflected in the bookentry account of such Holding Institution with its Federal Reserve Bank or Branch. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial owner, will have the responsibility of establishing and maintaining accounts for its customers having interests in Bookentry Discount Notes. Federal Reserve Banks will be responsible only for maintaining the bookentry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Bank, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Bookentry Discount Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Bookentry Discount Notes. The Federal Reserve Banks will not record pledges of Bookentry Discount Notes.

    The Bank will not impose fees in respect of Bookentry Discount Notes. However, owners of Bookentry Discount Notes may incur fees payable in respect of the maintenance and operation of the bookentry accounts in which such Bookentry Discount Notes are held.

UNITED STATES MEMBERSHIP IN THE BANK

    The United States became a shareholder of the Bank pursuant to an Act of Congress (Bretton Woods Agreements Act, 22 U.S.C. SectionSection 286 et seq.). The United States is the Bank's largest shareholder, having 17.52% of its shares and 17.03% of the total voting power at June 30, 1997. The United States is represented on the Bank's Board of Governors by the Secretary of the Treasury. The United States also selects one of the Bank's 24 Executive Directors, who is appointed by the President of the United States with the advice and consent of the Senate. The Bank is an instrumentality of its member governments including the United States Government.

ELIGIBILITY FOR INVESTMENT

    The Discount Notes may be accepted as security at their face amount for all fiduciary, trust, and public funds, the investment or deposit of which are under the authority and control of the United States or any officers thereof (31 C.F.R. Section 202.6(b)(2)). The Discount Notes are also acceptable as collateral for Treasury tax and loan accounts at their face amount (31 C.F.R.
Section 203.14(d)(2)).

    The Discount Notes are eligible as security for advances for periods not exceeding 90 days by Federal Reserve Banks to member banks (12 U.S.C. Section
347). National banks and state member banks of the Federal Reserve System may, under Federal law, deal in the Discount Notes without limitation and may hold Discount Notes for their own account subject to a limit of 10% of their unimpaired capital and surplus (12 U.S.C. Section 24 (Seventh)). Surplus and reserve funds of Federal Home Loan Banks may be invested in the Discount Notes if obligations of the Bank are eligible investments for fiduciary and trust funds under the laws of the state where the Federal Home Loan Bank is located (12 U.S.C. SectionSection 1431(h) and 1436(a)). The Discount Notes are eligible for purchase by federally chartered savings associations in an amount not exceeding 30% of association assets (12 U.S.C. Section 1464(c)(2)(D)). Under the laws of many states, the Discount Notes and other obligations of the Bank are legal investments for fiduciary and trust funds, savings banks and insurance companies.

APPROVAL OF THE UNITED STATES GOVERNMENT

    As required by its Articles of Agreement, the Bank has obtained the approval of the United States Government to the raising of funds in or outside the United States through the issuance of the Discount Notes.

STATUS UNDER SECURITIES ACTS

    Under the provisions of Section 15(a) of the Bretton Woods Agreements Act, as amended, the Discount Notes are exempted securities within the meaning of
Section 3(a)(2) of the Securities Act of 1933, as amended, and Section 3(a)(12) of the Securities Exchange Act of 1934, as amended.

LEGAL MATTERS

    The legality of the Discount Notes has been passed upon by the Vice President and General Counsel of the Bank and by Brown & Wood, counsel for the Dealers, who, with respect to certain matters, have relied upon the opinion of the counsel of the Bank.

USE OF PROCEEDS

    The net proceeds to the Bank from the sale of Discount Notes will be used in the general operations of the Bank.

TAX MATTERS

    The following is a summary of the provisions of the Articles affecting the taxation of Discount Notes and of certain anticipated United States Federal income, withholding and estate tax consequences resulting from the ownership of Discount Notes. This is a limited summary based upon certain generally applicable United States Federal income, withholding and estate tax laws as now in effect and as currently interpreted and does not include any description of the tax laws of any state, local or foreign government that may apply. It is not intended as tax advice to any person, and all persons considering the purchase of Discount Notes should consult their own tax counsel or other expert.

    Discount Notes and the interest and original issue discount ("OID") thereon generally will be subject to taxation, including United States Federal income and estate taxation. Under the Internal Revenue Code of 1986, as amended (the "Code"), a United States citizen or resident alien individual, as well as a United States domestic corporation, trust or estate, will be taxable on the interest and OID accrued or received with respect to Discount Notes depending on such taxpayer's method of accounting and any special rules applicable to such taxpayer. Accrual-basis taxpayers generally will be required to include OID in income ratably over the period in which a Discount Note is held, under methods provided in the Code. For cash-basis taxpayers generally, OID will not be subject to ratable inclusion, but gain on the sale or redemption of Discount Notes will be treated as ordinary income to the extent of the OID attributable to the period during which the selling taxpayer held such Discount Notes.

    The United States Treasury Department has issued to the Bank rulings dated May 4, 1988 and May 5, 1989 (the "Rulings") regarding certain United States tax consequences under the Code of the receipt of interest on securities issued by the Bank. The Rulings provide that interest paid by the Bank on such securities, including accrued OID, constitutes income from sources outside the United States.

    Under the Rulings, the Bank's payments of interest and original issue discount ordinarily would not be subject to United States Federal income tax, if paid to a nonresident alien individual (or foreign partnership, estate or trust) or to a foreign corporation, whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such payments would be subject to United States Federal income tax if: (a) such payments are derived by such person in the active conduct of a banking, financing or similar business within the United States or are received by a corporation the principal business of which is trading in stock or securities for its own account, and in either case such payments are attributable to an office or other fixed place of business of such person within the United States; or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such payments are attributable to its United States business.

    The Bank's Articles provide that the Bank's securities and interest, if any, thereon are not subject to any tax by a member (a) which tax discriminates against the securities solely because they are issued by the Bank or (b) if the sole jurisdictional basis for the tax is the place or currency in which the securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. The imposition of United States Federal income tax in the manner described above is not inconsistent with the Bank's Articles.

    Under its Articles, the Bank is not under any obligation to withhold or pay any taxes on any interest on the securities it issues. The Rulings accordingly determined that neither the Bank nor an agent appointed by it for the purpose of paying interest on securities issued by the Bank is required to withhold tax on interest paid by the Bank. Payments of interest and accrued OID on Discount Notes will be made by the Fiscal Agent without deduction in respect of any such tax.

    Furthermore, the Bank is not subject to the reporting requirements that are imposed by United States tax law with respect to certain payments of interest and principal and accruals of OID on debt obligations. Neither the Bank nor the Fiscal Agent is required to implement backup withholding with respect to such payments and accruals, as confirmed by temporary regulations issued by the Internal Revenue Service. However, the Fiscal Agent may file information returns with the Internal Revenue Service with respect to payments of interest and principal and accruals of OID within the United States to certain non-corporate United States persons as if such returns were required of it.

    In addition, brokers, trustees, custodians and other intermediaries within the United States are subject to the reporting and backup withholding requirements with respect to certain payments of interest and principal and accruals of OID on Discount Notes held for the account of certain non-corporate United States persons. Foreign persons holding Discount Notes within the United States through such intermediaries may be required to establish their status in order to avoid information reporting and backup withholding of tax by such intermediaries in respect of payments and accruals on such Discount Notes.

    In the case of United States Federal estate tax, the Rulings determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of the Bank are deemed to be situated outside the United States for purposes of the United States Federal estate tax and are not includable in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.

AVAILABILITY OF INFORMATION AND INCORPORATION BY REFERENCE

    The Bank is subject to certain informational requirements of Regulation BW, promulgated by the Securities and Exchange Commission (the Commission) under
Section 15(a) of the Bretton Woods Agreements Act, and in accordance therewith files its regular quarterly financial statements, the annual report of the Bank to its Board of Governors and other information with the Commission.

    In addition the Bank periodically files with the Commission an information statement which describes the Bank, its capital, operations, administration, Articles of Agreement, legal status and certain features of its debt securities (the "Information Statement"). Each Information Statement also includes the Bank's latest audited financial statements and its latest unaudited quarterly financial statements, if any. The current Information Statement dated September 15, 1997 contains the Bank's audited financial statements as of June 30, 1997.

    The Information Statement dated September 15, 1997 and any Information Statement and any quarterly or annual financial statements filed by the Bank pursuant to Regulation BW subsequent to September 15, 1997 and prior to the termination of the offering of Discount Notes under this Supplemental Information Statement shall be deemed to be incorporated by reference into this Supplemental Information Statement and to be a part hereof. Both the Information Statement dated September 15, 1997 and this Supplemental Information statement will be filed with the commission electronically through the EDGAR System and will be available at the Internet address: http:// www.sec.gov/edgarhp.htm. Upon request, the Bank will provide without charge copies of the Information Statement and any quarterly or annual financial statements incorporated herein by reference. Written or telephone requests should be directed to the World Bank, 1818 H Street, N.W., Washington, D.C. 20433, ATTENTION: Treasury Finance Department, (202) 458-8800.